As filed with the Securities and Exchange Commission on October 6, 2006
Registration No. 333-137363

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ALONG MOBILE TECHNOLOGIES, INC.
(Name of small business issuer in its charter)

NEVADA	7812	94-2906927
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 88, 9th Floor, Western Part of the 2nd South Ring Road,
Xi’an City, Shaanxi Province, PRC
 011-86-29-88360097
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jianwei Li
President and Director
Along Mobile Technologies, Inc.
No. 88, 9th Floor, Western Part of the 2nd South Ring Road,
Xi’an City, Shaanxi Province, PRC
011-86-29-88360097
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of communications to:

Fletcher A. Robbe, Esq.
F. Robbe International Attorneys at Law
19200 Von Karmen Avenue, Suite 350
Irvine, California 92612
Tel: (949) 798-7220 Fax: (949) 798-7278

Approximate date of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities	Amount to be Registered	Proposed Maximum Offering Price per share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock	6,900,000	$1.175	$8,107,500.00	$954.25

(1) Based on the average of the high and low prices for the Common Stock reported on the Pink Sheets on September 5, 2006 for the purpose of calculating the registration fee pursuant to Rule 457.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

ALONG MOBILE TECHNOLOGIES, INC.

The Resale of 6,900,000 Shares of Common Stock

This prospectus relates to the resale of up to 6,900,000 shares of our common stock being offered by the selling stockholders. We will not receive any proceeds from any sale of shares of common stock by the selling stockholders.

Our common stock is quoted on the Pink Sheets under the symbol "AGMB" On September 5, 2006, the average of the high and low prices of our common stock was $1.175 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD INVEST IN OUR COMMON STOCK ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. FOR A DISCUSSION OF SOME OF THE RISKS INVOLVED, SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS SEPTEMBER 11, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which, such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such stated.

The following table of contents has been designed to help you find important information contained in this prospectus. We have included subheadings to aid you in searching for particular information to which you might want to return. You should, however, read the entire prospectus carefully.

TABLE OF CONTENTS

PART I.

PROSPECTUS SUMMARY	6

RISK FACTORS	8

USE OF PROCEEDS	19

DETERMINATION OF OFFERING PRICE	19

DILUTION	19

SELLING STOCKHOLDERS	19

PLAN OF DISTRIBUTION	20

LEGAL PROCEEDINGS	22

MANAGEMENT	22

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	23

DESCRIPTION OF SECURITIES	24

EXPERTS	24

TRANSFER AGENT	24

LEGAL MATTERS	24

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	25

BUSINESS	25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	34

MARKET INFORMATION	48

DIVIDEND POLICY	49

DESCRIPTION OF PROPERTY	49

ADDITIONAL INFORMATION	49

FINANCIAL STATEMENTS	F-1 - F-26

PART II.

INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS	50

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	50

RECENT SALES OF UNREGISTERED SECURITIES	50

EXHIBITS	50

UNDERTAKINGS	51

SIGNATURES	52

PROSPECTUS SUMMARY

This prospectus summary contains information about our company, our finances and our products that we believe is most important. This summary is qualified in its entirety by the more detailed information on these and other topics appearing elsewhere in this prospectus, including the information under the heading "Risk Factors" and the information contained in the Financial Statements. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully for a complete understanding of our business. Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision.

Certain financial information included in this prospectus has been derived from data originally prepared in Renminbi (RMB), the currency of the People's Republic of China. See “Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese Renminbi into foreign currencies and, if Chinese Renminbi were to decline in value, reducing our revenues in U.S. dollar terms” in the Risk Factors.

As used in this prospectus, "we", "us", "our", "Along" or "our company" refers to Along Mobile Technologies, Inc. and all of its subsidiaries and affiliated companies.

ABOUT OUR COMPANY

Incorporated in the State of Nevada, Along Mobile Technologies Inc. (“Along”) is a Chinese based mobile value-added services (“MVAS”) provider of wireless interactive entertainment products and services in the People’s Republic of China (the “PRC” or “China”). Along has two subsidiaries, Shaanxi Jialong Hi-Tech Industries Co. Ltd was founded in the People’s Republic of China (PRC) in 2002 and is currently headquartered in Shaanxi Province, PRC and Main Glory Holdings Limited was incorporated in Hong Kong on July 13, 2005 and is headquartered there. Ring-tones, games, images, videos and e-books are amongst the Wireless Applications which Along designs, produces, publishes, manufacturers, provides and distributes. Additionally, Along designs, produces and distributes portable digital communication products such as MP3, MP4 and PMP’s (“Communication Products”). These products together with mobile communication devices manufactured and/or distributed by unaffiliated third party manufacturers and distributors, may also be used in conjunction with the Company’s proprietary Wireless Applications.

ABOUT OUR REVENUES

Revenue increased by $479,572 from $1,960,914 for the six months ended June 30, 2005 to $2,440,486 for the six months ended June 30, 2006 and by $181,579 from $962,748 for the three months ended June 30, 2005 to $1,144,327 for the three months ended June 30, 2006.

The increase was mainly attributable to the increase in sales of our Wireless Applications products which results from the continuing installation of additional downloading terminals in the north western part of the PRC and the success in enhancing our brand awareness through marketing activities. Sales of Hardware products decreased as the management of the Company decided to concentrate our efforts on Wireless Applications and ceased certain Hardware Products business.

ABOUT OUR PRODUCTS

Products are a major competitive factor in the service provider business. The most desirable products and services can accelerate our objective to attract customers and create a brand loyalty. Along continues to invest in its product development team (studio) as it broadens its product portfolio. Along’s interactive entertainment products allow users to personalize their phone features with a variety of ring tones and picture downloads. Along believes that it can control costs, diversify risk and maintain access to talent by using both internal and third-party development resources. Along’s studios employ software engineers, artists and designers to create innovative applications. Additionally, Along contracts with third-party developers to create applications while assigning in-house producers to coordinate production based on Along specifications while owning copyrights to the applications Along publishes. Along also offers a variety of hardware products, including MP3, MP4, and PMP (Portable Media Player). All the while focusing on its proprietary distribution channel Along continues to develop a vast network via its downloading terminals all in conjunction with the new OCC platform. As Along gives users continual access to other third parties products Along’s brand and service reputation are strengthened. Along’s studios also manage research and development activities which are continually developing and evaluating new technologies that enable Along to create even more compelling applications for its customers. Examples of this continual development are Along’s commitment in research and development of multi-player technologies and services, 3D graphics rendering engines and player community features.

Hardware

Along currently offers entertainment-related hardware such as PMP (Portable Media Player), MP3 and MP4.

The PMP (Portable Media Player) is designed to play games, movies, and music. Its size is 140X78.9X21.4 mm, and weighs 258 grams, uses LCD display. The PMP has USB download capability, has high playback time, and supports many formats such as: AVI; DIVX; MPEG1 (VCD); MPEG2 (DVD) and MPEG4 for video, MP3 WMA, AC3, AAC for music, JPG and JPEG for pictures.

Software and Services

Along offers a diverse portfolio of popular, fee-based software and services to mobile phone users. Its services include ring-tones, games, images, videos and e-books.

Ring-tones: Along currently provides high quality music and sounds that based on their types can be sub-divided into Midi, Adp, Mmf, Mp3, and Amr. Pop, classic, jazz rock and other types of music are downloadable.

Images: Along provides a variety of images in different formats, such as JPG and GIF.

Videos: users can download Entertainment Programs, Flash Cartoons, Sports, and other videos.

E-books: users can download a variety of books in different categories as sampled below. Some of these categories include books about Modern Life, Human Philosophy, Short Stories, and other e-books.

Games: Along offer many kinds of games of different types such as Adventure, Role Play, Action, Sports, Chess and Card games among others. Examples include:

Adventure

Benthal World

Elephant

Action

Spider Man

Thunder Spirits

Chess and card

Platinum Solitaire

Limit JUMP chess

Role playing

Hero

SimCity

Downloading Terminals (OCC, Office, Community and Commerce-oriented)

Along’s terminals provide a unique way to expand Along’s proprietary distribution network. With over 700 of these terminals strategically located at high traffic zones such as shopping centers, universities, hotels and restaurants the terminals also serve to create as well as to enforce brand awareness. Along develops and manufactures the downloading terminals and in turn sell them to strategic partners who participate all the while expanding the Along network base. Most importantly, Along’s terminals provide direct access to the consumer for exploring and downloading Along’s software and services.

THE OFFERING

Common stock being offered for sale to the public	6,900,000

Use of proceeds:	The shares being registered have already been issued. The Company will not receive any proceeds of sale of the registering stock.

RISK FACTORS

An investment in our common stock being offered for resale by the selling shareholders is very risky. You should carefully consider the risk factors described below, together with all other information in this prospectus before making an investment decision. Additional risks and uncertainties not presently foreseeable to us may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or operating results could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Because our operating history is limited and the revenue and income potential of our business and markets are unproven, we cannot predict whether we will meet internal or external expectations of future performance.

We believe that our future success depends on our ability to significantly increase revenue from our operations, of which we have a limited history. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies with a limited operating history. These risks include our ability to:

●	Offer new and innovative products;

●	Attract buyers for our MVAS;

●	Attract advertisers;

●	Attract a larger audience to our network;

●	Derive revenue from our users from fee-based Internet services;

●	Respond effectively to competitive pressures and address the effects of strategic relationships or corporate combinations among our competitors;

●	Maintain our current, and develop new, strategic relationships

●	Increase awareness of our brand and continue to build user loyalty;

●	Attract and retain qualified management and employees;

●	Upgrade our technology to support increased traffic and expanded services; and

●	Expand the content and services on our network.

We are relying on MVAS for a significant portion of our future revenue.

Our revenues are derived primarily from our MVAS services. If users do not adopt our MVAS at a sufficient rate our revenue growth could be negatively affected. Factors that may prevent us from maintaining or growing our MVAS revenues include:

●	Our ability to develop new services that become accepted by the market.

●	Our ability to retain existing customers of our subscription services.

●	Our ability to attract new subscribers in a cost-effective manner.

●	Competitors, including mobile operators, may launch competing or better products that ours.

●	Changes in government regulations, which could restrict our MVAS offering and/or our ability to market our services.

The markets for MVAS services are highly competitive, and we may be unable to compete successfully against new entrants and established industry competitors, some of which have greater financial resources than we do or currently enjoy a superior market position than we do.

There is significant competition among MVAS providers. A large number of independent MVAS providers compete against us. We may be unable to continue to grow our revenues from these services in this competitive environment. In addition, the major mobile operators in China, China Mobile and China Unicom, may potentially enter the business of content development. Any of our present or future competitors may offer MVAS which provide significant technology, performance, price, creativity or other advantages, over those offered by us, and therefore achieve greater market acceptance than ours.

The Chinese market for MVAS services is competitive and rapidly changing. Barriers to entry are relatively low, and current and new competitors can launch new websites or services at a relatively low cost. Many companies offer Chinese language content and services, including informational and community features, fee-based services and email and electronic commerce services in the Greater China market that may be competitive with our offerings. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies. In addition, entities that sponsor or maintain high-traffic websites or provide an initial point of entry for Internet users, such as ISPs, including large, well-capitalized entities such as Microsoft (MSN), Yahoo! Inc., eBay Inc., Google Inc. (“Google”) and America Online Inc, currently offer and could further develop or acquire content and services that compete with those that we offer. Companies such as these may have greater financial resources and assets, better brand recognition, more developed sales and other internal organizations, more customers and more extensive operating histories. As a result, such companies may be able to quickly provide competitive services and obtain a significant number of customers. We expect that as Internet usage in Greater China increases and the Greater China market becomes more attractive for conducting electronic commerce, large global competitors may increasingly focus their resources on the Greater China market.

In the areas of online games there is intense competition from domestic and international companies. These include domestic companies each focusing on one sector and large, international companies that intend to extend their businesses in the China market. The online gaming industry, for example, is dominated by domestic online game operators such as Shanda, Netease and The9. Many of our competitors have a longer history of providing these online services and currently offer a greater breadth of products which may be more popular than our offerings. These companies may therefore have a competitive advantage over us with respect to these business areas. A number of our current and potential future competitors have greater financial and other resources than we have, and may be able to more quickly react to changing consumer requirements and demands, deliver competitive services at lower prices and more effectively respond to new Internet technologies or technical standards.

Our investment in online games may not be successful.

Online games are currently some of the fastest growing online services in the PRC. We have invested and intend to expand in this area. Some of our competitors have entered this market ahead of us and have achieved significant market positions. Our main competitors in online games include Shanda, Netease, The9, Baidu, Yahoo!/Alibaba and Tencent’s QQ. Our competitors may have access to greater resources, which may give them a competitive advantage over us. We cannot assure you that we will succeed in this market despite our investments of time and funds to address this market. If we fail to achieve a significant position in this market, we will fail to realize our intended returns in this investment. Moreover, our competitors who succeed may enjoy increased revenues and profits from an increase in market share, and our results and share price could suffer as a result.

We may not be able to manage our expanding operations effectively, which could harm our business.

We have expanded rapidly by acquiring companies and entering into strategic agreements. We anticipate continuous expansion in our business, both through further acquisitions and internal growth, as we address growth in our customer base and market opportunities. In addition, the geographic dispersion of our operations as a result of acquisitions and overall internal growth requires significant management resources that our locally-based competitors do not need to devote to their operations. In order to manage the expected growth of our operations and personnel, we will be required to improve and implement operational and financial systems, procedures and controls, and expand, train and manage our growing employee base. Further, our management will be required to maintain and expand our relationships with various other third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. If we are not successful in establishing, maintaining and managing our personnel, systems, procedures and controls, our business will be materially and adversely affected.

If we fail to successfully develop and introduce new products and services, our competitive position and ability to generate revenues could be harmed.

We are developing new products and services. The planned timing or introduction of new products and services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. Moreover, we cannot be sure that any of our new products and services will achieve widespread market acceptance or generate incremental revenue. If our efforts to develop a market and sell new products and services to the market are not successful, our financial position, results of operations and cash flows could be materially adversely affected, the price of our ordinary shares could decline and you could lose part or all of your investment.

Our strategy of acquiring complementary assets, technologies and businesses and entering into joint ventures may fail and may result in equity or earnings dilution.

As part of our business strategy, we have acquired and intend to continue to identify and acquire assets, technologies and businesses that are complementary to our existing business. In December 2005 we acquired Main Glory and its wholly owned subsidiary, Jialong, a MVAS company. We have significant potential ongoing financial obligations with respect to this transaction. Acquired businesses or assets may not yield the results we expected. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill and other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions, and integrating the acquired business into ours, may be significant. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the acquisitions and have to comply with any applicable PRC rules and regulations, which may be costly. In the event our acquisitions are not successful, our financial conditions and results of operation may be materially adversely affected.

Our business and growth could suffer if we are unable to hire and retain key personnel that are in high demand.

We depend upon the continued contributions of our senior management and other key personnel, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. Our future success will also depend on our ability to attract and retain highly skilled technical, managerial, editorial, marketing, and customer service personnel, especially qualified personnel for our international operations in Greater China. Qualified individuals are in high demand, and we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.

Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government may prevent us from distributing content that it believes is inappropriate and we may be liable for such content or we may have to stop profiting from such content.

China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet or through MVAS that it believes to violate Chinese law, including content that it believes is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. Even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government were to take any action to limit or prohibit the distribution of information through our MVAS, or to limit or regulate any current or future content or services available to users on our network, our business could be significantly harmed. Because the definition and interpretation of prohibited content is in many cases vague and subjective, it is not always possible to determine or predict what and how content might be prohibited under existing restrictions or restrictions that might be imposed in the future.

The law of the Internet remains largely unsettled, which subjects our business to legal uncertainties that could harm our business.

Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services including MVAS covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business.

Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, new tax regulations may subject us to additional sales and income taxes. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could significantly disrupt our operations.

The Chinese legal system has inherent uncertainties that could limit the legal protections available to you.

Our operations in the PRC are governed by the laws of the People’s Republic of China. China’s legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the Chinese legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties, and therefore you may not have legal protections for certain matters in China.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us.

We conduct our operations in China and a significant portion of our assets are located in China. In addition, most of our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon those directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel has advised us that China does not have treaties with the U.S. and many other countries that provide for the reciprocal recognition and enforcement of judgment of courts. As a result, recognition and enforcement in China of judgments of a court of the U.S. or any other jurisdiction in relation to any matter may be difficult or impossible.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations could be disrupted as we develop or license replacement software.

Pursuant to the Regulations for the Administration of Commercial Encryption promulgated at the end of 1999, foreign and domestic Chinese companies operating in China are required to register and disclose to Chinese regulatory authorities the commercial encryption products they use. Because these regulations do not specify what constitutes encryption products, we are unsure as to whether or how they apply to us and the encryption software we utilize. We may be required to register, or apply for permits with the relevant Chinese regulatory authorities for, our current or future encryption software. If Chinese regulatory authorities request that we change our encryption software, we may have to develop or license replacement software, which could disrupt our business operations.

Concerns about the security of electronic commerce transactions and confidentiality of information on the Internet may reduce use of our network and impede our growth.

A significant barrier to electronic commerce and communications over the Internet in general has been a public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our destination sites and impede our growth.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriations of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards.

Third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

We may be subject to claims based on the content we provide over our network and the products and services sold on our network, which, if successful, could cause us to pay significant damage awards.

As a publisher and distributor of content and a provider of services over the Internet and mobile telecommunications systems, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute. We may incur significant costs in investigating and defending any potential claims, even if they do not result in liability.

We have contracted with third parties to provide content and services for our MVAS products and we may lose users and revenue if these arrangements are terminated.

We have arrangements with a number of third parties to provide content and services to our MVAS business and its various products. Although no single third party content provider is critical to our operations, if these parties fail to develop and maintain high-quality and successful products and services, or if a large number of our existing relationships are terminated, we could lose customers and market share and our business could be harmed.

Underdeveloped telecommunications infrastructure has limited, and may continue to limit, the growth of the MVAS market in China which, in turn, could limit our ability to grow our business.

The telecommunications infrastructure in China is not well developed. Although private sector ISPs exist in China, almost all access to the Internet is accomplished through ChinaNet, China’s primary commercial network, which is owned and operated by China Telecom and China Netcom under the administrative control and regulatory supervision of MII. The underdeveloped Internet infrastructure in China has limited the growth of Internet usage in China. If the necessary Internet infrastructure is not developed, or is not developed on a timely basis, future growth of the Internet in China could be limited and our business could be harmed.

We must rely on the Chinese government to develop China’s Internet infrastructure and, if it does not develop this infrastructure, our ability to grow our business could be hindered.

The Chinese government’s interconnecting, national networks connect to the Internet through government-owned international gateways, which are the only channels through which a domestic Chinese user can connect to the international Internet network. We rely on this backbone and China Telecom and China Netcom to provide data communications capacity primarily through local telecommunications lines. Although the Chinese government has announced plans to aggressively develop the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we have no guarantee that we will have access to alternative networks and services in the event of any disruption or failure. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the Chinese government, the growth of our business could be hindered.

Future outbreaks of Severe Acute Respiratory Syndrome (“SARS”), Avian flu or other widespread public health problems could adversely affect our business.

Future outbreaks of SARS, Avian flu or other widespread public health problems in China and surrounding areas, where most of our employees work, could negatively impact our business in ways that are hard to predict. Prior experience with the SARS virus suggests that a future outbreak of SARS, Avian flu or other widespread public health problems may lead public health authorities to enforce quarantines, which could result in closures of some of our offices and other disruptions of our operations. A future outbreak of SARS, Avian flu or other widespread public health problems could result in reduction of our advertising and fee-based revenues.

Political and economic conditions in Greater China and the rest of Asia are unpredictable and may disrupt our operations if these conditions become unfavorable to our business.

We expect to derive a substantial percentage, if not all, of our revenues from the Greater China market. Changes in political or economic conditions in the region are difficult to predict and could adversely affect our operations which could reduce our revenues. We maintain a strong local identity and presence in each of the regions in the Greater China market in which we offer our products and we cannot be sure that we will be able to effectively maintain this local identity if political conditions were to change. Furthermore, many countries in Asia have experienced significant economic downturns since the middle of 1997, resulting in slower GDP growth for the entire region as a result of higher interest rates and currency fluctuations. If declining economic growth rates persist in these countries, expenditures for Internet and mobile telecommunications access could decrease, which could negatively affect our business and our profitability over time.

Economic reforms in the region could also affect our business in ways that are difficult to predict. For example, since the late 1970s, the Chinese government has been reforming the Chinese economic system to emphasize enterprise autonomy and the utilization of market mechanisms. Although we believe that these reform measures have had a positive effect on the economic development in China, we cannot be sure that they will be effective or that they will benefit our business.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenues in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China and Hong Kong use their respective local currencies as their functional currencies. The majority of our revenues derived and expenses incurred are in Chinese renminbi with a relatively small amount in Hong Kong dollars and U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the renminbi depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of renminbi to U.S. dollars had generally been stable and the renminbi had appreciated slightly against the U.S. dollar. However, on July 21, 2005, the Chinese government changed its policy of pegging the value of Chinese renminbi to the U.S. dollar. Under the new policy, Chinese renminbi may fluctuate within a narrow and managed band against a basket of certain foreign currencies. As a result of this policy change, Chinese renminbi appreciated approximately 2.5% against the U.S. dollar in 2005. It is possible that the Chinese government could adopt a more flexible currency policy, which could result in more significant fluctuation of Chinese renminbi against the U.S. dollar. We can offer no assurance that Chinese renminbi will be stable against the U.S. dollar or any other foreign currency.

The income statements of our international operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenues, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenues, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of Chinese renminbi into foreign currency for current account items, conversion of Chinese renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of Chinese renminbi in the future. Because a significant amount of our future revenues may be in the form of Chinese renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese renminbi to fund our business activities outside China, or to repay foreign currency obligations, including our debt obligations, which would have a material adverse effect on our financial conditions and results of operation.

We may be required to record a significant charge to earnings if we must reassess our goodwill or amortizable intangible assets arising from acquisitions.

We are required under GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management’s time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could adversely affect our financial results and the market price of our ordinary shares.

You should not place undue reliance on our financial guidance, nor should you rely on our quarterly operating results as an indication of our future performance because our results of operations are subject to significant fluctuations.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside of our control. Significant fluctuations in our quarterly operating results could be caused by any of the factors identified in this section, including but not limited to our ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction; the announcement or introduction of new or enhanced services, content and products by us or our competitors; significant news events that increase traffic to our websites; technical difficulties, system downtime or Internet and mobile communications failures; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; governmental regulation; seasonal trends in Internet and mobile telecommunications use; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; and general economic conditions and economic conditions specific to the Internet, mobile telecommunications and the Greater China market. As a result of these and other factors, you should not place undue reliance on our financial guidance, nor should you rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our quarterly revenue and earnings per share guidance is our best estimate at the time we provide guidance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ordinary shares could decline and you could lose part or all of your investment.

Our stock price has been historically volatile and may continue to be volatile, which may make it more difficult for you to resell shares when you want at prices you find attractive.

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations and new products by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions or regulations and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for China-related and Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

We may be classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the nature of our income and assets, we may be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to you. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to more burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis, and those determinations depend on the composition of our income and assets, including goodwill, from time to time. You should be aware that certain factors that could affect our classification as PFIC are out of our control. For example, the calculation of assets for purposes of the PFIC rules depends in large part upon the amount of our goodwill, which in turn is based, in part, on the then market value of our shares, which is subject to change. Similarly, the composition of our income and assets is affected by the extent to which we spend the cash we have raised on acquisitions and capital expenditures. In addition, the relevant authorities in this area are not clear and so we operate with less than clear guidance in our effort to minimize the risk of PFIC treatment. Therefore, we cannot be sure whether we are not and will not be a PFIC for the current or any future taxable year. In the event we are determined to be a PFIC, our stock may become less attractive to U.S. investors, thus negatively impacting the price of our stock.

RISKS RELATING TO THE OFFERING

This Prospectus contains forward-looking statements that are subject to risks, uncertainties, and assumptions; Our actual results may differ materially from those anticipated in the forward-looking statements.

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "our company believes," "management believes" and similar language. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under "Management's Discussion and Analysis." Our actual results may differ materially from results anticipated in these forward-looking statements. We base the forward-looking statements on information currently available to us, and we assume no obligation to update or revise them, whether as a result of new information, future events or otherwise. In addition, our historical financial performance is not necessarily indicative of the results that may be expected in the future and we believe that such comparisons cannot be relied upon as indicators of future performance.

The market price for shares of our common stock could be volatile; you may be unable to resell your shares in the stock market.

The market price for the shares of our common stock may fluctuate in response to a number of factors, many of which are beyond our control. Such factors may include, without limitation, the general economic and monetary environment and the open-market trading of our shares in particular. Such market trading may include speculative short-selling by speculators. Investors may be unable to resell their shares in the stock market due to variations in trading volume or other market conditions.

The high and low price range for our shares of our common stock during the two most recent fiscal years and for the first two quarters of 2006 are as follows:
	High	Low

Fiscal 2004
First Quarter	$0.05	$0.001
Second Quarter	$0.125	$0.001
Third Quarter	$0.125	$0.08
Fourth Quarter	$0. 09	$0.05

Fiscal 2005
First Quarter	$0.10	$0.05
Second Quarter	$0.07	$0.015
Third Quarter	$0.015	$0.01
Fourth Quarter	$0.02	$0.01

Fiscal 2006
First Quarter	$0.80	$0.45
Second Quarter	$1.03	$0.52

We cannot guaranty the existence of an established public trading market.

Although our common stock is quoted on the Pink Sheets, a regular trading market for our securities may not be sustained in the future. The Pink Sheets is an inter-dealer, over-the-counter market that provides significantly less liquidity than the Over-the-Counter Bulletin Board quotation system (the “OTCBB”) or the NASD's automated quotation system (the "NASDAQ Stock Market"). Quotes for stocks included on the Pink Sheets are not listed in the financial sections of newspapers as are those for the NASDAQ Stock Market. Therefore, prices for securities traded solely on the Pink Sheets may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price. Market prices for our common stock will be influenced by a number of factors, including:

•	the issuance of new equity securities pursuant to this, or a future, offering;

•	changes in interest rates;

•	competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	change in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and the aquaculture industry generally; and

•	general economic and other national conditions.

There are short selling activities in the market where our common stock is quoted. Short-selling is market selling position not backed by any possession of the subject shares. Often such short sales are conducted by speculators. Short-selling may further depress our common stock price.

The Company is in the process of taking all actions necessary to move to the American Stock and Options Exchange (“the AMEX”).

Broker-Dealer requirements may affect the trading and liquidity of shares of our common stock.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market.

The Sale of material amounts of our common stock could reduce the price of our common stock and encourage short sales.

Sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could adversely affect the market price of our common stock. See "Security Ownership of Certain Beneficial Owners and Management" for information about the ownership of common stock by our current executive officers, directors and principal shareholders. As we sell shares of our common stock the price may decrease due to the additional shares in the market.

Existing Shareholders May Experience Some Dilution.

The current trading price of our common stock is within a range between $1.03 and $0.52 for the most recent quarter. We may need to raise additional funds in the future to finance new developments or expand existing operations. If we raise additional funds through the issuance of new equity or equity-linked securities, other than on a pro rata basis to our existing shareholders, the percentage ownership of the existing shareholders may be reduced. Existing shareholders may experience subsequent dilution and/or such newly issued securities may have rights, preferences and privileges senior to those of the existing shareholders.

Our principal shareholders, current executive officers and directors own a significant percentage of our company and will be able to exercise significant influence over our company.

Our principal shareholders, current executive officers and directors together beneficially own over 81% of our common stock. Accordingly, if acting together, these shareholders may be able to determine the composition of our board of directors, may retain the effective voting power to approve all matters requiring shareholder approval, may prevail in matters requiring shareholder approval, including, in particular the election and removal of directors, and may continue to have significant influence over our business. As a result of their ownership and positions, our directors and executive officers collectively are able to influence all matters requiring shareholder action, including approval of significant corporate transactions. In addition, sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could adversely affect the market price of our common stock. See "Security Ownership of Certain Beneficial Owners and Management" for information about the ownership of common stock by our current executive officers, directors and principal shareholders.

USE OF PROCEEDS

The shares being registered are a resale of 6,900,000 shares of common stock being offered by the selling stockholders. The Company will not receive any proceeds from any sale of shares of common stock by the selling shareholders.

DETERMINATION OF OFFERING PRICE

The offering price will be determined by the average of the bid and asked price for the common stock reported on Pink Sheets on a given day in which the shares are sold.

DILUTION

There will be no dilution of shares due to the resale of already issued and outstanding shares of common stock.

SELLING STOCKHOLDERS

The following table sets forth as of September 11, 2006, information regarding the current beneficial ownership of our common stock by the person identified, based on information provided to us by them, which we have not independently verified. Although we have assumed for purposes of the table that the selling stockholders will sell all of the shares offered by this prospectus, because they may from time to time offer all or some of their shares under this prospectus or in another manner, no assurance can be given as to the actual number of shares that will be resold by the selling stockholders (or any of them), or that will be held after completion of the resales. In addition, a selling stockholder may have sold or otherwise disposed of shares in transactions exempt from the registration requirements of the Securities Act or otherwise since the date he or she provided information to us. The selling stockholders are not making any representation that the shares covered by this prospectus will be offered for sale.

Except as set forth below, no selling stockholder has held any position nor had any material relationship with us or our affiliates during the past three years.

Name of Selling Stockholder	Shares Owned Prior to this Offering	Total Number of Shares to be Offered for Selling Stockholders Account	Total Number of Shares Owned Upon Completion of the Offering (1) (2)	Percent Owned Upon Completion of this Offering (1) (2)
Gold Hill Holdings, Inc.	6,900,000	6,900,000	-0-	-0-

(1)	Based on 70,000,000 shares of our common stock issued and outstanding as of September 11, 2006 and assumes that all 6,900,000 shares of common stock offered in the Company Offering have been sold.
(2)
Because a selling stockholder may offer by this prospectus all or some part of the common shares which it holds, no estimate can be given as of the date hereof as to the number of shares of common stock actually to be offered for sale by a selling stockholder or as to the number of shares of common stock that will be held by a selling stockholder upon the termination of such offering.

PLAN OF DISTRIBUTION

The selling stockholders of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

 · ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

· block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

· purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

· an exchange distribution in accordance with the rules of the applicable exchange;

· privately negotiated transactions;

· settlement of short sales entered into after the date of this prospectus;

· broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

· a combination of any such methods of sale;

· through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

· any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL PROCEEDINGS

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company's or our company's subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of our current directors and executive officers, their principal offices and positions. Our executive officers are elected annually by the board of directors. Our directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the board of directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer. The executive officers are all full time employees of Along.

The directors and executive officers of AGMB are as follows:

Name	Position
Jianwei Li	Chief Executive Officer,
And Director

Zhen Wang	Chief Financial Officer
And Director

Xu Lin	Chief Accounting Officer

Yeru Gao	Chief Operations Officer
And Director

Set forth below are the brief descriptions of the background and experience of each of our officers and directors:

Jianwei Li
Mr. Li is the Chief Executive Officer of Along. Prior to Along, Mr. Li worked as President of Fuzhou Extraterrestrial Computer Technology Co., Ltd.─Xi'an Filiale in 1994. Mr. Li was also responsible as the deputy for establishment of IBM’s sale network in the western part of China in 1992. Mr. Li graduated from the Computer Science Department of Northwestern Polytechnical University in Xi'an with a Bachelor's degree of Engineering in Computer Application in 1987.

Zhen Wang
Co-Founder of Along and Chief Financial Officer. Mr. Wang previously worked as a financial consultant for Jiangsu Zhongtian Tech. Co., Ltd. Mr. Wang was awarded the bachelor of law in the College of Xi’an Politics in 2000. He also obtained his Master of Economics from Shanghai University of Financing and Economics in 2002.

Xu Lin
Ms. Lin is the Chief Accounting Officer. From 1999 to 2005 she has worked as the Chief Accounting Officer of Topsun Sci-tech Co., Ltd. In mid-2005, she took on the role of Chief Accounting Officer with Along. Ms. Lin graduated from Shaanxi University of Finance & Economics with a Bachelor Degree in 1987. In 1997, she obtained her CPA qualifications in China.

Yeru Gao
Mr. Gao, joined Along Mobile Tech. in 1999, bringing his analytic expertise in Finance, Accounting and Market Strategies. Mr. Gao was formerly a principal in the industrial department of Northwestern Polytechnical University from 1996-1998 in Xi’an, P.R. China. He was also Vice President in the investment department of Guosen Securities. Mr. Gao graduated from the Shaanxi Normal University in Xi’an with a Bachelor's degree in Finance in 1989.

INDEMNIFICATION

Our articles of incorporation and by-laws limit the liability of directors to the maximum extent permitted by Nevada law. This limitation of liability is subject to exceptions including intentional misconduct, obtaining an improper personal benefit and abdication or reckless disregard of director duties. Our articles of incorporation and bylaws provide that we may indemnify our directors, officer, employees and other agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification. We currently do not have such an insurance policy.

EXECUTIVE COMPENSATION

Officers receive no compensation for such services.

DIRECTOR COMPENSATION

Members of our Board of Directors receive no compensation for such service, except that the directors are authorized to receive one hundred (100) shares of 144 Restricted Common Stock of the Company for each director’s meeting they attend. No such stock has been issued.

EMPLOYMENT AGREEMENTS

The Company has no employment agreements at this time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise subject to community property laws where applicable.

As of August 31, 2006, we had a total of 70,000,000 shares of common stock issued and outstanding, which are the only issued and outstanding voting equity securities of Along.

The following table sets forth certain information regarding beneficial ownership of common stock as of August 31, 2006 by each person known to us to own beneficially more than 5% of our common stock, each of our directors, each of our named executive officers; and all executive officers and directors as a group.

Name of Beneficial Owner	Amount of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Gold Hill Holdings, Inc. Glory Luck International Ltd. Jianwei Li Yeru Gao Zhen Wang	6,900,000 39,500,000 5,000,000 3,000,000 2,500,000	9.9% 56.4% 7.1% 4.3% 3.6%

DESCRIPTION OF SECURITIES

Our current authorized capital stock consists of 200,000,000 shares of common stock, par value $.001 per share, of which 70,000,000 shares were issued and outstanding as of August 31, 2006, and Common Stock.

Each common share entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. When a dividend is declared by the Board, all stockholders are entitled to receive a fixed dividend. To date, no dividends have been declared. All shares issued in the company are of the same class, and have equal liquidation, preference, and adjustment rights.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2004 and for the years then ended, have been included in this prospectus and in the registration statement of which this prospectus forms a part in reliance on the report of Jimmy C.H. Cheung & Co., independent accountants, given on authority of said firm as experts in auditing and accounting.

As disclosed in our Current Report on Form 8-K filed with the Commission on June 23, 2006, Child, Van Wagoner & Bradshaw, PLLC, our certifying accounting firm, was dismissed as our principal independent accountant on June 20, 2006. On June 23, 2006, we announced that we engaged Jimmy C.H. Cheung & Co. as the principal accounting firm to audit our financial statements. The decision to change the accountants was approved by our Board of Directors.

TRANSFER AGENT

Our transfer agent is Pacific Stock Transfer. The address is 500 E. Warm Springs Road, Suite 240, Las Vegas, Nevada 89119.

LEGAL MATTERS

The law firm of F. Robbe International Attorneys at Law is located at 19200 Von Karmen Avenue, Suite 350, Irvine, California 92612 has passed on the validity of the common stock offered hereby. Pursuant to Nevada law, we have appointed State Agent and Transfer Syndicate, Inc. located at 112 North Curry Street, Carson City, Nevada 89703 as our agent to receive service of process in any action against our Company in the United States.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our articles of incorporation provide that none of our directors will be personally liable to the Company or any of our shareholders for monetary damages arising from the director’s breach of fiduciary duty as a director, with certain limited exceptions.

Pursuant to Nevada corporate codes, every Nevada corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving in such a capacity at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith an in a manner such person reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply. Our articles of incorporation contain provisions authorizing it to indemnify our officers and directors to the fullest extent permitted by Nevada corporate law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

BUSINESS

While enhancing its offerings and increasing its customer base Along’s continuing development of new and leading edge products build strategic partnerships. These initiatives clearly leverage Along’s brand to expand its presence in the MVA industry in China. Establishing significant scale and customer reach Along has carved a significant leadership position in the MVA (Mobile Value-added) market in China.

THE MARKET

Recently, Analysys International, a leading Internet based provider of business information about technology, noted that China's mobile value-added services market reached RMB 48.313 billion in revenue, with an annual growth rate of 44.45% in 2005. According to the report, revenue from 2G services accounted for 86.16% of the total mobile VAS (Value-Added Services) revenues in 2005, reaching RMB 41.63 billion. Revenue from 2.5G services was RMB 6.69 billion, accounting for 16.84% of the total.

Analysys International went onto further state that China's mobile gaming market size reached RMB 1.44 billion in 2005 and that the industry will enter a stable growth period with high profit value soon in its research report China Mobile Gaming Market Development 2005. According to the research, the number of Chinese mobile gaming subscribers reached 15.2 million in 2005 and the market size was RMB 1.44 billion. Analysys International says that in 2006 mobile gaming subscribers will reach 19.5 million and the market size is expected to reach RMB 2.24 billion.

China's mobile VAS market growth in 2005 was mainly brought by new subscribers, and there lacked effective and stimulating market means to improve ARPU (Average Revenue Per User ). In 2006, as market competition gets heavier, mobile operators will transform their marketing strategy from ''product- oriented'' to ''user-oriented.''

Major Growth Drivers

Major Growth in this industry is directly related to the growth in the number of mobile phone customers. There are approximately 5 million new mobile phone users per month, which increases the potential Value-Added Services need user base.

From a global perspective, as noted in a recent research report by Morgan Stanley, the US and China remain clear TMT (technology / media /telecom) market leaders, with China surpassing the US in 2006.

Source: Morgan Stanley Equity Research March 23, 2006

Specifically, China TMT trends remain especially impressive, with China leading the world in total number of mobile phone users.

US vs. China / India / Russia / Brazil - Comparison of Global Telecom Market Share and Rank, 2004
	Mobile
Country	Phones	Share	Rank
	(MM)
China	335	21%	1
USA	171	11	2
India	40	3	10
Russia	58	4	5
Brazil	49	3	8
Source: Morgan Stanley Equity Research March 23, 2006

The wireless value-added services market in China has evolved rapidly over the last four years. Mobile communications technology will only continue to witness revolutionary breakthroughs in applications with the introduction of new services, development of consumer preferences, market entry by new competitors and adaptation of strategies by existing competitors.

In 2004, China’s telecom industry maintained rapid growth. The number of mobile phone users reached approximately 335 million nation-wide, where new mobile phone users increased by 65 million, up 24% over the same period of the previous year. Corresponding figures in 2005 show an increase of 58 million new mobile phone users, up 17.6% from 2004 and the total increased to 393 million. The most current data with respect to the increase of new mobile phone users during the first two months of 2006 according to MII (Ministry of Information Industries) shows approximately 11 million new subscribers, giving a total of 404 million new subscribers. Other researchers forecast that China's mobile phone subscribers may increase to more than 640 million by 2010.

The Customers

Through Along’s proprietary distribution channel, Along can download to approximately 700-community convenience stores within the downloading terminals network thereby providing mobile entertainment services for 1,000,000 loyal users in the western part of China. These convenience stores are located in Xi’an, Chengdu, Lanzhou and Chongqing and cater to middle income or high income communities in medium and big sized cities. Along estimates that growth of its current customer base should expand to approximately 5-10 million within the next couple of years.

MARKETING, SALES, AND DISTRIBUTION

Marketing Strategy

To service the needs of Along’s customers while improving the quality and usability of Along’s existing software as well as other additional products in the Chinese market, Along employs the following strategy:

•
Promotion of our Web sites to potential users as a fun, easy-to-access community for the downloading of Along’s wireless content and applications via advertisement of applications and products on NetEase and TencentQQ. A link to www.Alonggame.com will enable visitors to gain access to Along’s products,

•
Expand Along’s marketing channels by the continuing development of integrated marketing campaigns using traditional media companies. By hosting promotional events in and around China with ads on TV and traditional print media this will enable Along to create brand awareness by interacting with consumers and educating them about Along and Along’s services.

•
Continue to expand and diversify Along’s portfolio of wireless applications, including new 2.5G and other next generation services compatible with 3G. Primarily through in-house development of content and technology as well as the aggregation, customization and localization of third party content and technology. This will further Along’s development of compelling mobile- entertainment devices and fuel accelerated growth.

•	Increase investment in sales, marketing and branding to promote customer awareness and recognition of Along as a leading wireless service provider in China,
•
Continue to build collaborative relationships with domestic and international media companies, primarily by promoting the success of Along’s services while stressing the size of Along’s user base to desirable content providers. Aggressively marketing such “joint venture “relationships will further position Along as the premier channel for companies reaching China’s wireless market, while continually improving the quality of presentation and substantive content of Along services.

•
Continue to strengthen Along’s relationships with current partners such as TOM.com and FLASHOW by increasing sales presence at the national, provincial and local levels through joint marketing and promotion activities,

•
Concentrated penetration of Along’s wireless applications in more-developed provincial markets in eastern and southern China such as Shanghai, Guangzhou, Shenzhen and Beijing through expansion of Along’s proprietary distribution network.

•	Target suitable merger and acquisition opportunities that would increase market share in China while strategically complementing Along’s core mobile entertainment business.

Sales

Along’s Wireless Applications are intended to be downloaded by customers on a fee-basis by means of Along’s proprietary public downloading terminals (“Terminals”) which are installed in strategic locations such as shopping centers, universities, entertainment centers, cinemas, hotels, airports, restaurants and parks. Along’s customers for its Wireless Applications include anyone in Greater China who has a mobile telephone or other personal digital assistant communications device. Along’s customers for Communication Products are targeted throughout Greater China primarily through non-affiliated resellers and retailers with whom Along has established working agreements.

Distribution

Downloading Terminals

Along seeks to dramatically increase its current network platform thereby growing user accessibility of Along’s wireless value-added services in the near term. Called OCC (Office, Community, and Commerce-oriented) Wireless Value-added Services Platform, this new network of download terminals will be strategically placed in high-value commercial areas, universities and office buildings, in addition to Along’s existing network of over 700 downloadable terminals. This platform not only would give users access to Along’s value-added wireless products, but also to third-party vendor products and services lines via Along terminals as well.

The figure shown above illustrates Along’s network system which can be classified in three parts: Control Center, Downloading Terminals and Member Terminals.

1)
Control Center

The control center being the heart of the network, supported by the following parts as main domain servers, backup domain servers, resource servers, WEB servers, FTP servers, print servers, mail servers, background control terminals and application terminals. The control center is not only the manager and/or controller of the network system, but also the integrator of resources, developer of platforms and provider of products.

2)
Downloading Terminals

Downloading terminal is the final users’ terminal as well as the final exhibition of Along’s visualization. Terminals update and download resources from the control center in a certain frequency while producing feedback reports of downloading data. Basically, this part can be structured by two types of models, (stand-alone model and server model ) according to the terminal quantity in any one place. The techniques of connection from terminals to control center can be adopted by PSTN/ADSL/DDN, or VPN.

3)
Member Terminals

Member terminals primarily interface to Internet users, supplied connection terminals by control center. The major goal for building this platform is to enable Along Members as CP (content provider) members/partners to publish their resources easily into Along’s network upon Along’s platform and obtain revenues directly.

OUR EMPLOYEES

As of August 31, 2006, we had approximately 178 full-time employees employed in Greater China. From time to time we employ independent contractors to support our production, engineering, marketing, and sales departments.

OUR RESEARCH AND DEVELOPMENT

Research and Development Team

Along’s Research and Development team emphasize innovation and quality. Along applications have consistently received high praise among Chinese users and as Along works to be globally recognized. Investment in Research and Development is Along’s top priority as Along’s innovation is it’s people .

New Generation Projects

In January of 2006, Along initiated its 3D Engine research and development project. Anticipated to be completed in February of 2007 this 3D Engine will enable mobile phone users to download the latest and greatest games from Along.

For traditional application developers, a much higher threshold is set for the development of multimedia applications at mobile terminals, Along has overcome these traditionally difficult problems in terms of performance and representing modes. Beginning from the bottom layer, Along has created a highly-efficient multi-platform multimedia engine thru years of developing experience. And then opening it to all mobile platform developers allowing them to easily create high-end multimedia applications on platforms of Pocket PC, Symbian OS and Linux, thus maximizing the multiplexing of one-set source codes at multiple platforms.

COMPETITION

The Chinese market for wireless value-added services is intensely competitive and changing rapidly. Along competes principally with three groups of wireless value-added service providers in China:

1.	Dedicated service providers such as Linktone, Kong Zhong, and Hurray whose business focus is to offer a variety of wireless content directly to mobile phone users.
2.	The national Internet portal operators in China who offer Internet access and content aggregation services on a nationwide basis in addition to wireless services and
3.	Niche service providers focusing primarily on a particular market segment or application that often builds on pre-existing sector competencies.

These service providers primarily rely on running their value-added services on China Mobile and China Unicom’s network. Risks associated with dealing with these two operators include:

1.
They depend on the two mobile phone operators in China for delivery of their services, and the termination or alteration of their various contracts with either of them or their provincial or local affiliates could materially and adversely impact their business.

2.	Their business could be adversely affected if China Mobile or China Unicom or both begin providing their own wireless value-added services.

3.	They depend on China Mobile and China Unicom to maintain accurate records of the fees paid by users and the Mobile operators' willingness to pay them.

4.	Their revenues and cost of services are affected by billing and transmission failures which are often beyond their control.

5.
Because China Mobile and China Unicom do not supply them with revenue and transmission information on a service-by-service basis, they can only estimate their actual gross revenue and their cost of services by service type, and as a result, which of their services are or may be profitable,

6.	China Mobile and China Unicom may impose higher service or network fees on them if they are unable to satisfy customer usage and other performance criteria.

7.	China Mobile and China Unicom may not authorize their services to be offered on their networks if they fail to achieve minimum customer usage, revenue and other criteria.

8.
The services they offer and the prices they charge are subject to approval by China Mobile and China Unicom, and if requested approvals are not granted in a timely manner, their business could be adversely affected.

Clearly setting Along apart from it’s competition is the fact that Along has it’s own distribution network in place. Along provides mobile phone users an alternative way to receive information and services without relying on China Mobile or China Telecom. Additional competitive strengths include:

a) Wireless Focus and Expertise. Along’s focus is exclusively on offering entertainment-oriented wireless value-added services especially in downloading mobile phone games in China, the largest mobile phone market in the world as measured by the total number of subscribers.

b) Diversified Services Portfolio. Along offers a diversified portfolio of high quality products and wireless value-added services suited for Along’s customer base.

c) Exclusive Distribution Channel. Along has developed a wide personal distribution channel that can easily download Along offerings through Along’s own proprietary downloading terminals. Over the last two years, Along has built a wide proprietary distribution network located around the middle and western part of China.

d) Powerful Product Development Capabilities and Technology Platform. Along has a 110-member product high technology development team focused exclusively on developing, aggregating, customizing and localizing content as well as furthering applications for the Chinese wireless market.

e) Superior Customer Understanding and Service. Along has a dedicated customer research department that enhances our understanding of consumer preferences while focusing on product offerings and marketing initiatives.

f) An Experienced Management Team. Along has built an experienced management team combining both local and international expertise with technology and growth companies.

INTELLECTUAL PROPERTY

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriations of our technology, particularly in foreign countries where the laws may not protect our proprietary rights.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “We may not be able to adequately protect our intellectual property, which could cause us to be less competitive” and “We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards” under the Risk Factors section.

REGULATORY ENVIRONMENT

Overview

The Chinese government has enacted an extensive regulatory scheme governing the operation of business with respect to the Internet, such as telecommunications, Internet information services, international connections to computer information networks, information security, censorship and administrative protection of copyright. Besides the Ministry of Information Industry, or MII, the various services of the PRC Internet industry are also regulated by various other governmental authorities, such as the State Administration for Industry and Commerce, or SAIC, the State Council Information Office, or SCIO, the General Administration for Press and Publication, or GAPP (formerly the State Press and Publications Administration, or SPPA), the Ministry of Education, or MOE, the Ministry of Culture, or MCPRC, the Ministry of Health, or MOH, and the Ministry of Public Security.

Among all the regulations, the Telecommunications Regulations of the People’s Republic of China, or Telecom Regulations, promulgated on September 25, 2000, is the primary governing law. Telecom Regulations set out the general framework under which domestic Chinese companies such as AMT’s subsidiaries may engage in various types of telecommunications services in the PRC. They reiterate the long-standing principle that telecommunications service providers need to obtain operating licenses as a mandatory precondition to begin operation. The Telecom Regulations differentiate the telecommunications services into basic telecommunications services and value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public networks. The “Catalogue of Telecommunications Business”, an attachment to the Telecom Regulations and updated by MII’s Notice on Adjusting the Catalogue of Telecommunications Business of April 1, 2003, categorizes various types of telecommunications and telecommunications-related activities into basic or value-added services.

On December 11, 2001, after China’s formal entry into the WTO, the PRC State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which became effective on January 1, 2002. The FITE Regulations stipulate that foreign-invested telecommunications enterprises, or FITEs, may undertake operations in basic telecom services and value-added telecom services. Currently, the foreign party to a value-added FITE may hold up to 50% of the equity, with no geographic restrictions on its operations. Before that, foreign investors were prohibited from investing in Internet content services. The PRC government has not made any further commitment to loosen the regulation on FITEs.

According to the Measures for the Administration of Internet Information Services described below, an enterprise must obtain a Value-added Telecommunication Services Operating License in the first place to conduct Internet content service businesses. When the Internet content involves areas of news, publishing, education, health care, medicine and medical equipment, which are regulated by the MCPRC, the GAPP, the MOE, the MOH and other governmental authorities, respectively (as the case may be), the enterprise must also obtain permission from the responsible authorities prior to its application for the ICP license.

PRC Corporate Structure

Below are material wholly owned subsidiaries held by AMT in China:

•	Main Glory Holdings Ltd., a Hong Kong Company (“Main Glory”)

•	Shaanxi Jialong Hi-Tech Incorporated Company, a PRC Company (“Jialong”)

MVAS

On December 26, 2001, the MII published the Administrative Measures for Telecommunication Business Operating Licenses, or the Telecom License Measures to supplement the FITE Regulations. The Telecom License Measures confirm that the MII is the competent approval authority for foreign-invested telecom enterprises. There are two types of telecom operating licenses in China (including FITEs): license for basic telecom services and license for value-added telecom services. Furthermore, a distinction is made as to whether a value-added telecom services license is granted for “intra-provincial” or “trans-regional” (inter-provincial) activities. An appendix to the license will detail the permitted activities to be conducted by the enterprise. An approved telecom service operator must conduct its business (basic or value-added) in accordance with the specifications recorded on its Telecom Service Operating License. However, there are still ambiguities regarding the interpretation and application of the FITE Regulations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

You should read the following discussion of our financial condition and operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. This prospectus contains forward-looking statements (within the meaning of Section 27A of the Securities
Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "our company believes," "management believes" and similar language. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under the sections of "Business," "Risk Factors", and "Management's Discussion and Analysis." The actual results may differ materially from results anticipated in these forward-looking statements. We base the forward-looking statements on information currently available to us, and we assume no obligation to update them. In addition, our historical financial performance is not necessarily indicative of the results that may be expected in the future and we believe that such comparisons cannot be relied upon as indicators of future performance.

Overview

ALONG MOBILE TECHOLOGIES, INC. (“AMT”, “we” or the “Company”) through its wholly owned subsidiary - Shaanxi Jialong Hi-Tech Incorporation Company (“Jialong”) is a mobile value-added services (“MVAS”) provider in the People’s Republic of China (the “PRC” or “China”). We design, produce, publish, manufacture, provide and distribute proprietary wireless entertainment applications such as ring-tones, games, images, videos and e-books (“Wireless Applications”) to our customers. In June 2003, we acquired patent rights for mobile games together with the exploit kits from a third party from which we expand our mobile games catalogue. We also design, produce and distribute portable digital hardware products such as MP3, MP4 and PMP’ s (“Hardware Products”) which, together with mobile communication devices manufactured and/or distributed by unaffiliated third party manufacturers and distributors of such products, may be used in conjunction with our proprietary Wireless Applications. Our Wireless Applications are intended to be downloaded by our customers on a fee-basis by means of our proprietary public downloading terminals (“Terminals”) which are installed by us in strategic locations such as shopping centers, universities, entertainment centers, cinemas, hotels, airports, restaurants and parks and additionally, through our customers access to and, use of, the Internet. The customers for our Wireless Applications include anyone in Greater China who has a mobile telephone or other personal digital assistant communications device. The customers for our Hardware Products are targeted throughout Greater China and these customers can purchase our Hardware Products through non-affiliated resellers and retailers located throughout China with whom we have established working agreements.

The Company was initially incorporated in the State of Nevada in 1994 as Merit Diversified International Incorporated. From 1994 through 2005, the Company’s name was changed several times beginning in 1994 to Allied Artists Entertainment Group, Inc., in 2001 to International Synergy Holding Company, Ltd., and we adopted our current name, Along Mobile Technologies, Inc. in December, 2005. Our world headquarter is located at No. 88, 9th Floor, Western Part of the 2nd South Ring Road, Xi’an City, Shaanxi Province, PRC 710065. In November, 2005, the Company, then named International Synergy Holding Company, Ltd., (“ISYH”) acquired, as a wholly owned subsidiary, Main Glory Holdings, Ltd., a Hong Kong company (“Main Glory”). The acquisition of Main Glory as a wholly owned subsidiary of ISYH was accomplished through the use of a Stock Exchange Agreement wherein ISYH received one hundred percent, (100%) of all of the issued and outstanding common shares of Main Glory in return for the issuance to the Main Glory shareholders and consultants to such shareholders of Sixty Three Million Eight Hundred Eleven Thousand Four Hundred and Forty Three, (63,811,443) shares of ISYH common stock. Prior to ISYH’s acquisition of Main Glory as a wholly owned subsidiary in November 2005, Main Glory consummated a Stock Exchange Agreement with Shaanxi Jialong Hi-Tech Incorporated Company, a company formed in the PRC in 2002, (“Jialong”) whereby, Jialong became a wholly owned subsidiary of Main Glory.

Our goal is to enhance the value to our user base and thereby continue the expansion of our customer base throughout Greater China.  Through our efforts, we have established a significant scale and customer reach and has built a significant leadership position in the MVA market in China. We continue to develop new products and build strategic partnerships to enhance our offerings and increase our customer base. These initiatives are designed to leverage our brand strength and expand our presence in the MVA industry in China.

On April 15, 2006, we entered into a lease agreement with China Post in which we lease 100 kiosks from Xian Highway Technology Co., Ltd. These kiosks are principally used to place our downloading terminals for the purpose of expansion of our network coverage in the PRC. At the beginning of July 2006, the installation of all the kiosks was completed and all the kiosks were commenced to be used at the middle of July 2006. We estimated that our revenue in the next quarter would be increased by 15% resulting from lease of these kiosks.

Strategy

Our aim is to be the leader in the Greater China market for MVA products and services. The core of our business is our on-going effort to provide our customers with continuously evolving and changing Wireless Applications and Hardware Products and the upgrading of technological platforms such as our Mobile Information & Entertainment Service Platform, (“MIESP”) all of which allow our customers easy, immediate and affordable access to our products. To advance this core business, we are growing our business in ways that we believe complement our strategic focus.

We have made a fundamental determination to remain in control of the dissemination of our products and direct oversight of our billing for the use of our products. We have determined that the possible negatives associated with being dependent upon third party communication providers such as China Mobile and China Unicom for the delivery of our products and services, the billing of our fees and collection of those fees can and, should be, avoided for the present time. We have determined that by vending our products into our own established and controlled distribution network we can make our products and services available to any one who uses a mobile telephone or other PDA device through direct connection over their mobile telephone or PDA; through the use of our proprietary web site and finally through the use of our proprietary public Terminals. In this manner we continue to have direct control over the promotion, sale and dissemination of our Wireless Application products and services as well as the ability to directly control the billing of our customers and collection from our customers without the use of a middleman or the fees that usually accompany the use of middleman providers such as China Mobile and China Unicom.

We own and control our own studios and development center where we are constantly engaged in the research and development of the refinement and expansion of our product lines and services as well as the concepts embodied and required for the building and growing of our controlled distribution network. We are working to implement a growth strategy around expanding product and service lines and our controlled network infrastructure that includes the following key elements:

•	A heightened focus on the needs of our customer, delivering customer-specific solutions, high quality products and world-class customer service;

•	Sales growth through market share gains, new products introductions and expansion into adjacent and related markets;

•
Development of new sales channels and market opportunities through the use of partnerships and alliances with other application, service and equipment vendors, distributors, resellers and systems integrators;

•	Lowering our cost structure through improved operational efficiencies and economies of scale to compete effectively in a more cost-conscious marketplace; and

•	Applications, products and services portfolio additions and enhancements through both strategic acquisitions and our own research and development process.

Customer Focus. We are committed to maximizing our efforts to better understand those Wireless Applications, Hardware Products and Services required and desired by our customers and then delivering those same Wireless Applications, Hardware Products and Services to our customers in a simple, direct and economical fashion. We strive to offer customer-specific solutions, price competitive products that offer great functionality and quality, and world-class customer service that offers on-time product delivery and highly responsive support. We believe those companies that best service their customers with compelling value propositions that include the aforementioned elements hold a competitive advantage in efforts to grow their businesses.

Growing Sales. In the current environment of constrained capital spending by MVA’s, we believe that we must grow our market share to significantly grow our business. We are undertaking several initiatives in our efforts to gain market share. Specifically, we look to sell more of our current portfolio of Wireless Applications and Hardware Products to our existing customers, introduce new products and services to our existing customers, and introduce the entire AMT product and services portfolio to new customers. The cornerstone of these initiatives is our commitment to focus on the needs and demands of our customers. We also are committed to the development and introduction of new products that have applications in our current markets and as adjacent markets

Lowering Cost Structure. We remain committed to lower our overall cost structure and be a low-cost industry leader. Over the next three years we want to work toward lowering our operating margin (exclusive of impairment, restructuring and acquisition-related charges, amortization of purchased intangibles and stock-based compensation expenses). To meet this goal we must contain costs.

Product Portfolio Additions. We continue to invest in research and development initiatives and to search for appropriate acquisition opportunities to strengthen our core product portfolio. Our efforts are focused on opportunities within our existing markets, as well as opportunities in adjacent or related markets that will strengthen our product offerings. In addition, we are focused on acquisitions that may enhance our geographic operations. We also will continue to evaluate and monitor our existing business and product lines for growth and profitability potential. If we believe it necessary, we will deemphasize or divest product lines that we no longer believe can advance our strategic vision.

Our ability to implement our strategy effectively is subject to numerous uncertainties, the most significant of which are described above in “Risk Factors” in this Form SB-2. We cannot assure you that our efforts will be successful.

Market Opportunity

The Company’s primary focus is the China market. The success of the Company’s business is tied to the sheer size and vitality of the Chinese economy. According to government reports issued at the Tenth National People’s Congress of China in March 2006, China’s Gross Domestic Product, or GDP, was $2.2 trillion in 2005 and is targeted to grow at 7.5% over the next five years, making China one of the largest and fastest growing economies in the world. The growth of China’s economy and its expanding middle class has meant tremendous opportunities in its MVA market. According to the China Internet Network Information Center (CNNIC) at the end of 2005, China had approximately 111 million Internet users, up 18% from one year ago, making it the second-largest Internet user base in the world, behind the U.S. According to analysts’ estimates, the number of Chinese Internet users is projected to reach 338 million by 2010. The growth of the Internet in China has been driven by the increasing availability of Internet connected personal computers. In its 17th China Internet Development Report, CNNIC reported that by December 31, 2005 China had 49.5 million Internet connected personal computers, representing a 19% year-over-year increase.

The mobile service sector in China also represents an important market for AMT, as China has the largest number of mobile phone users in the world. According to the Ministry of Information Industry, at the end of 2005 China had 393 million mobile phone users, representing a 30% penetration rate. The wide user base combined with the growth potential makes China’s mobile service sector a vital and attractive market segment for AMT.

Broadband adoption continued to increase in 2005. According to CNNIC, as of December 2005, China had 64.3 million broadband users, representing 50% growth from one year ago. The rapid rise in broadband access will allow us to provide richer and more diversified services across our products delivered online.

Competition

There is significant competition among MVAS providers. A large number of independent MVAS providers compete against us. We may be unable to continue to grow our revenues from these services in this competitive environment. In addition, the major mobile operators in China, China Mobile and China Unicom, may potentially enter the business of content development. Any of our present or future competitors may offer MVAS which provide significant technology, performance, price, creativity or other advantages, over those offered by us, and therefore achieve greater market acceptance than ours.

The Chinese market for Internet content and services is competitive and rapidly changing. Barriers to entry are relatively low, and current and new competitors can launch new websites or services at a relatively low cost. Many companies offer Chinese language content and services, including informational and community features, fee-based services and email and electronic commerce services in the Greater China market that may be competitive with our offerings. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies. In addition, entities that sponsor or maintain high-traffic websites or provide an initial point of entry for Internet users, such as ISPs, including large, well-capitalized entities such as Microsoft (MSN), Yahoo! Inc., eBay Inc., Google Inc. (“Google”) and America Online Inc, currently offer and could further develop or acquire content and services that compete with those that we offer. Companies such as these may have greater financial resources and assets, better brand recognition, more developed sales and other internal organizations, more customers and more extensive operating histories. As a result, such companies may be able to quickly provide competitive services and obtain a significant number of customers. We expect that as Internet and mobile telephone usage in Greater China increases and the Greater China market becomes more attractive to advertisers and for conducting electronic commerce, large global competitors may increasingly focus their resources on the Greater China market. In the areas of online games there is intense competition from domestic and international companies. These include domestic companies each focusing on one sector and large, international companies that intend to extend their businesses in the China market. The online gaming industry, for example, is dominated by domestic online game operators such as Shanda, Netease and The9. Many of our competitors have a longer history of providing these online services and currently offer a greater breadth of products which may be more popular than our product offerings. Many of these companies are focused solely on one area of our business and are able to devote all of their resources to that business area and to more quickly adapt to changing technology or market conditions. These companies may therefore have a competitive advantage over us with respect to these business areas. A number of our current and potential future competitors have greater financial and other resources than we have, and may be able to more quickly react to changing consumer requirements and demands, deliver competitive services at lower prices and more effectively respond to new Internet technologies or technical standards.

Many of AMT’s primary competitors are dependent on the cooperation arrangements with China Mobile Communication Corporation and its subsidiaries and China Unicom Co., Ltd. and its subsidiaries for the delivery of their products, services, customer billing and the collection of their fees. Our competitors rely on China Mobile and China Unicom in the following ways: utilizing their network and gateway to provide MVAS to subscribers; utilizing their billing systems to charge the fees to their customers through the customers’ mobile phone bill; utilizing their collection services to collect payments from customers; and relying on their infrastructure development to further develop their new products and services. If either China Mobile or China Unicom chooses not to continue the cooperation arrangements with our competitors, their MVAS revenues and operating profitability could be materially and negatively affected.

It is possible and, even likely, that through the use of cooperation arrangements with China Mobile and China Unicom we could experience a more rapid growth of our core business through an immediate increase in our potential customer base. However, we believe that given our commitment to and, use of, our own direct distribution network for the sale and dissemination of our Wireless Applications and Hardware Products, exclusive of third party purveyors such as China Mobile and China Unicom and the cost affiliated with the use of their services, we will, in the long run, have gained a distinct advantage over many of our competitors by avoiding such cooperation arrangements for the following reasons:

•
China Mobile and China Unicom may choose to increase the fees charged for providing their services in the future, and if they choose to increase such fees, our competitors gross margin for MVAS and operating profitability may be negatively impacted. Based on the arrangements with China Mobile and its subsidiaries, China Mobile generally retains 15% of the fee for content value-added services our competitors provide to their users via their platform for fee collection. In addition, China Mobile deducts transmission fees from our competitors portion of the service fees. The amount of such transmission fee is charged on a per message basis and varies for different products and the message volume. For the fiscal years 2005 and 2004, some of our competitors received on average 75% and 77%, respectively, of the amount they charged to their users from the China Mobile platform after China Mobile deducted the fees for collection and transmission. Based on the arrangements with China Unicom and its subsidiaries, China Unicom typically retains 20% of the fee for content value-added services some of our competitors provide to their users via their platform if they charge our competitors for transmission cost or between 21% and 29% if they do not charge some of our competitors for transmission cost. For fiscal years 2005 and 2004, our competitors received on average 69% and 72%, respectively, of the amount they charged to their users from the China Unicom platform after China Unicom deducted the fees for collection and transmission.

•
Our competitors mobile operators could make further changes at any time, including requiring service providers (SP’s) to use the mobile operators’ customer service and/or marketing service and charging for these services; implementing new billing rules, such as reducing MVAS fees that can be charged to users, disallowing SPs to bill certain inactive users and limiting the amount of MVAS fees that can be billed; issuing new rules on how WAP SPs are placed on their browsers, which significantly determines WAP revenues; and limiting the product offerings of SPs by working directly with content providers to launch competing services or giving exclusive rights to certain SPs to offer certain MVAS. Any change in policy, process or system by the mobile operators could result in a material reduction of our MVAS revenues.

•
If China Mobile or China Unicom restricts or disallows some or all MVAS to be charged on a monthly subscription basis, some of our competitors revenues from MVAS could be severely impacted. Many of our competitors currently charge their customers who have registered to be billed on a monthly basis even if they do not use the service in a particular month. If China Mobile or China Unicom does not allow the charging of monthly fees for users who do not use a competitors service in a particular month, some of our competitors MVAS revenues could be negatively impacted.

•
In the past, China Mobile and China Unicom have imposed penalties on MVAS providers for violating certain operating policies relating to MVAS. In some cases, they stopped making payments to certain service providers for severe violations. To date, the penalties some of our competitors have received have been insignificant in dollar amounts , but it is difficult to determine the specific conduct that might be interpreted as violating such operating policies.

•
Some of our competitors are subject to potential liability and penalty for delivering inappropriate content through their MVAS. One of the violations cited a notice for temporary termination of one of our competitors IVR service at the end of July 2004 was that they had provided inappropriate content to their mobile subscribers through their IVR service. The definition and interpretation of inappropriate content in many cases are vague and subjective. It is difficult with any precision to determine if and when mobile operators including China Mobile and China Unicom will find mobile content inappropriate and therefore prevent a cooperative arrangement partner from operating the MVAS relating to such content in the future which would cause revenues from MVAS will suffer significantly.

If China Mobile’s or China Unicom’s systems encounter technical problems, or if they refuse to cooperate with our competitors, some of our competitors’ MVAS offerings may cease or be severely disrupted, which could have a significant and adverse impact on their operating results.

Intellectual Property and Proprietary Rights

We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriations of our technology, particularly in foreign countries where the laws may not protect our proprietary rights.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “We may not be able to adequately protect our intellectual property, which could cause us to be less competitive” and “We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards” under the Risk Factors section.

Results of Operations.

Results of Operations for the years ended December 31, 2005 and 2004.

The following table sets forth selected statement of operations data as a percentage of revenues for the years indicated.

	Year Ended	Year Ended
	31-Dec-05	31-Dec-04

Revenues	100.00%	100.00%
Cost of revenues	(32.77%)	(44.92%)
Gross margin	67.23%	55.08%
Selling and distribution expenses	10.05%	10.07%
General and administrative expenses	11.84%	10.69%
Professional fees	2.88%	0.88%
Consultancy fees	25.98%	-
Depreciation and amortization	1.90%	2.11%
Interest income	0.40%	1.61%
Income tax expense	-	-
Net income	14.99%	32.93%
Currency Translation	2.79%	-
Comprehensive Income	17.78%	32.93%

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Revenues, Cost of Revenues and Gross Profit Margin

Revenues increased from $3,844,457 in fiscal year 2004 to $4,515,395 in fiscal year 2005. The increase was mainly attributable to the increase in sales of our Wireless Applications products although there was a decrease in sales of our Hardware products. In 2005, the management of the Company decided to concentrate our efforts on Wireless Applications and ceased certain Hardware Products business.

Revenue composition	For the year ended December 31,
			Increase/
Product	2005	2004	(Decrease)

Wireless entertainment Applications	$3,207,397	$1,973,258	$1,234,139
Hardware	1,307,998	1,871,199	(563,201)

TOTAL	$4,515,395	$3,844,457	$670,938

Cost of revenues decreased from $1,726,871 for the fiscal year ended December 31, 2004 to $1,479,580 for the fiscal year ended December 31, 2005. The decrease in cost of sales of our products was mainly due to the restructure of our Research & Development Department which resulted in a reduction in the number of employees from 100 to 59. The Research & Development expenses thus decreased from $645,725 in 2004 to $475,535 in 2005.

Cost of revenue	For the year ended December 31,
			Increase/
Product	2005	2004	(Decrease)

Wireless entertainment Applications	$608,493	$766,498	$(158,005)
Hardware	871,087	960,373	(89,286)

TOTAL	$1,479,580	$1,726,871	$(247,291)

Our gross profit for the year ended December 31, 2005 was $3,035,815, an increase of $918,229 as compared with $2,117,586 for the year ended December 31, 2004.

Our overall gross profit margin increased from 55.08% for fiscal year 2004 to 67.23% for fiscal year 2005. Our gross profit margin for Wireless Applications increased from 61.16% for fiscal year 2004 to 81.03% for fiscal year 2005 and for Hardware Products decreased from 48.68% for fiscal year 2004 to 33.40% for fiscal year 2005. The increase in our gross profit margin for Wireless Applications was mainly due to the restructure of our Research & Development Department. The decrease in gross profit margin for Hardware Products was due to our decision to cease certain Hardware Products business and dispose the inventories at cheaper selling prices.

General and Administrative Expenses

General and Administrative expenses were $534,530 for the year ended December 31, 2005 as compared to $123,631 for the year ended December 31, 2004. General and administrative expenses include directors’ expenses, printing, salaries and office expenses. The increase in general and administrative expenses was mainly due to the increase in the following expenses:

1.	Directors' expenses	:	These represent traveling and entertainment costs incurred by the directors and the additional costs in 2005 related to our listing at the PINKSHEETS market.
2.	Printing expenses	:	We incurred large amount of printing expenses in 2005 for production of our brochure for promotion purposes.
3.	Office expenses	:	These include water and electricity and building management fees. We moved to a larger office in September 2004 as a result of our expansion. Therefore, the costs increased accordingly.
4.	In-kind contribution - rental	:
We moved to an office in September 2004 owned by a stockholder as a result of our expansion. Therefore, the costs in 2004 represent four months’ expenses while those in 2005 reflect full year’s expenses.

As a percentage of net sales, general and administration expenses were 11.84% and 10.69% in fiscal years 2005 and 2004 respectively and remained fairly constant.

Selling and Distribution Expenses

Selling and distribution expenses amounted to $ 453,673 for the year ended December 31, 2005, an increase of $66,355 from $ 387,318 for the year ended December 31, 2004. Selling and distribution expenses include salaries, general traveling, postage and office expenses. The increase in our selling and distribution expenses in 2005 over 2004 was mainly due to the expansion of our Wireless Applications business which resulted in increase in traveling expenses incurred by the sales personnel. Postage expenses also increased as we incurred large amount of postage expenses in 2005 for delivery of gift items and our brochure to our potential and existing customers for promotion purposes. As a percentage of net sales, selling and distribution expenses were 10.05% and 10.07% in fiscal years 2005 and 2004 respectively and remained fairly constant.

Professional Fees and Consultancy Fees

We incurred professional fees of $96,250 and consultancy fees of $1,173,000 in 2005 for our listing at the PINKSHEETS market.

Other Income

This represented interests earned from deposits at banks and loans advanced to third parties. We had idle cash generated from our profitable operation and, therefore, decided to lend money to third parties at interest rates higher than those earned from deposits at banks so as to earn more interest. We stop lending money to third party now as we require cash for our expansion.

We received interests of $15,943 and $60,386 in fiscal years 2005 and 2004 respectively from third parties for loan advanced to them, the decrease was due to the shorter period the loan owed by the third party in fiscal year 2005.

Liquidity and Capital Resources

Cash

Our cash balance amounted to $ 6,476,651 as of December 31, 2005 with an increase of $2,451,249 as compared with $4,025,402 as of December 31, 2004. The increase was principally attributable to the cash generated from our profitable operation.

For the year ended December 31, 2005, our cash provided by operating activities amounted to $2,892,479 as compared to $1,604,316 for the year ended December 31, 2004. The increase was mainly due to the fact that we are able to negotiate with our consultant to pay the consultancy fees of $1,173,000 for our listing at the PINKSHEETS market by issuance of our common stock in lieu of cash. Moreover, we reduced our inventory level significantly from $307,888 as of December 31, 2004 to $54,505 as of December 31, 2005 so as to reserve our resources for the expansion of Wireless Applications business.

Net cash used in investing activities amounted to $568,473 in fiscal year 2005 as a result of loan advanced to a third party to earn interest. We stop lending money to third party now as we require cash for our expansion.

Working Capital

As of December 31, 2005, we had cash and cash equivalents of $6,476,651, other current assets of $1,454,205 and current liabilities of $1,531,209. We believe we have sufficient cash to continue our current business. However, additional funds from sources other than operating activities have to be obtained if we wish to grow our business. We estimate that the upgrading of our existing technological platforms such as our MIESP so as to allow our customers easy, immediate and affordable access to our products together with subsequent development and marketing expenses will cost us approximately $10,000,000. We plan to finance this expenditure through the issuance of debt or equity securities.

Critical Accounting Policies

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The Company's financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. See note 2 to the Company's consolidated financial statements, "Summary of Significant Accounting Policies". Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the following reflect the more critical accounting policies that currently affect the Company's financial condition and results of operations:

Accounts receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on managements’ assessment of the credit history with the customer and current relationships with them.

Long-lived Assets

The Company accounts for long-lived assets under the Statements of Financial Accounting Standards Nos. 142 and 144 “Accounting for Goodwill and Other Intangible Assets” and “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS No. 142 and 144”). In accordance with SFAS No. 142 and 144, long-lived assets, goodwill and certain identifiable intangible assets held and used by the Company are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, when undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. The Company believes that no impairment of property and equipment exist at December 31, 2005.

Revenue recognition

The Company recognizes revenue from the sale of hardware and wireless entertainment applications.

Revenue is recognized from the sale of hardware at the time title to the products transfers. The amount is fixed and determinable, evidence of an agreement exists, and the customer bears the risk of loss. Revenue is recorded net of estimated provisions for returns, rebates and sales allowances.

Revenue from wireless entertainment applications download fees is based on a single fee per downloaded application or bundle of applications. Download fees are assessed on a per download basis for each game or bundle of games downloaded to a consumer’s mobile phone. Ring-tones and other features operate on the same basis. Revenue is recognized by delivery and acceptance of an application download to the end user. The Company reports to the owners of the downloading terminals the product and dollar amount of revenue earned and remits the agreed upon price for each download to the terminal owners. The Company records its revenue net of downloading terminals’ owners’ fees.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is provided on a straight-line basis, less estimated residual value over the asset’s estimated useful lives.

Income taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Off-Balance Sheet arrangements

The Company has not engaged in any off-balance sheet transactions since its inception.

Results of Operations ended June 30, 2006 and 2005

The following table compares our statement of operations data for the three and six months ended June 30, 2006 and 2005. The trends suggested by this table may not be indicative of future operating results, which will depend on various factors and which can vary from quarter to quarter.

	Six Months Ended June 30,			Three Months Ended June 30,
	2006		% of increase/	2006		% of increase/
	(Consolidated)	2005	(decrease)	(Consolidated)	2005	(decrease)

Revenues	$2,440,486	$1,960,914	24.46%	1,144,327	962,748	18.86%
Cost of revenues	(391,747)	(789,612)	(50.39%)	(181,984)	(392,319)	(53.61%)
Gross margin	2,048,739	1,171,302	74.91%	962,343	572,434	68.11%
Selling and distribution expenses	377,181	152,853	146.76%	193,362	77,653	149.01%
General and administrative expenses	466,678	237,130	96.80%	284,875	128,234	122.15%
Professional fees	30,000	17,500	71.43%	23,000	8,930	157.56%
Depreciation and amortization	49,533	40,652	21.85%	25,683	20,326	26.36%
Other income	30,921	6,596	368.78%	10,002	557	1,695.69%
Income tax expense	-	-	-	-	-	-
Net income	1,156,268	729,763	58.44%	445,425	335,843	32.63%
Currency Translation	161,496	-	100,00%	-	-	-
Comprehensive income	1,317,764	729,763	58.44%	445,425	335,843	32.63%

Revenue, Cost of Revenue and Gross Profit Margin

Revenue increased by $479,572 from $1,960,914 for the six months ended June 30, 2005 to $2,440,486 for the six months ended June 30, 2006 and by $181,579 from $962,748 for the three months ended June 30, 2005 to $1,144,327 for the three months ended June 30, 2006.

The increase was mainly attributable to the increase in sales of our Wireless Applications products which results from the continuing installation of additional downloading terminals in the north western part of the PRC and the success in enhancing our brand awareness through marketing activities. Sales of Hardware products decreased as the management of the Company decided to concentrate our efforts on Wireless Applications and ceased certain Hardware Products business.

Revenue	For six months ended June 30,			For three months ended June 30,
Product	2006 (Consolidated)	2005	Increase/ (decrease)	2006 (Consolidated)	2005	Increase/ (decrease)

Wireless Entertainment Applications	$2,319,970	$1,203,149	$1,116,821	$1,105,364	$647,205	$458,159
Hardware	120,516	757,765	(637,249)	38,963	315,543	(276,580)

TOTAL	$2,440,486	$1,960,914	$479,572	$1,144,327	$962,748	$181,579

Cost of revenue decreased from $789,612 for the six months ended June 30, 2005 to $391,747 for the six months ended June 30, 2006 and from $392,319 for three months ended June 30, 2005 to $181,984 for the three months ended June 30, 2006.

The decrease in cost of revenue of our products was mainly due to the decrease in purchases of our Hardware products as we ceased certain Hardware Products business.

Cost of revenue	For six months ended June 30,			For three months ended June 30,
Product	2006 (Consolidated)	2005	Increase/ (Decrease)	2006 (Consolidated)	2005	Increase/ (Decrease)

Wireless Entertainment Applications	$313,792	$297,608	$16,184	$155,885	$151,363	$4,522
Hardware	77,955	492,004	(414,049)	26,099	240,956	(214,857)

TOTAL	$391,747	$789,612	$(397,865)	$181,984	$392,319	$(210,335)

Our gross profit for the six months ended June 30, 2006 was $2,048,739 with an increase of $877,437 as compared with $1,171,302 for the six months ended June 30, 2005. The gross profit increased from $570,429 for the three months ended June 30, 2005 to $962,343 for the three months ended June 30, 2006,

Our overall gross profit margin increased from 59.73% for the six months ended June 30, 2005 to 83.95% for the six months ended June 30, 2006 and from 59.25% for the three months ended June 30, 2005 to 84.10% for the three months ended June 30, 2006.

Our gross profit margin for Wireless Applications increased from 75.26% for the six months ended June 30, 2005 to 86.47% for the six months ended June 30, 2006 and from 76.61% for the three months ended June 30, 2005 to 85.90% for the three months ended June 30, 2006. The increase is gross profit margins is due to the success in controlling the cost of revenue and increase in revenue by installing more downloading terminals.

The gross profit margin for Hardware Products increased slightly from 35.07% for the six months ended June 30, 2005 to 35.32% for the six months ended June 30, 2006 and from 23.64% for the three months ended June 30, 2005 to 33.02% for the three months ended June 30, 2006.

General and Administrative Expenses

General and Administrative expenses were $466,678 for the six months ended June 30, 2006 with an increase of $229,548 from $ 237,130 for the six months ended June 30, 2005. General and Administrative expenses increased from $128,234 for the three months ended June 30, 2005 to $284,875 for the three months ended June 30, 2006 The increase in general and administrative expenses was mainly due to the increase in the following expenses:

1.	Allowance for doubtful accounts	:	We had irrecoverable trade debts of $62,614 during the three months ended June 30, 2006.
2.	Entertainment	:	This cost increased because of more lunches and dinners with our potential customers.
3.	Research and Development expenses	:	We are now developing 3D games and other new applications and significant research and development expenses were incurred on these new applications.
4.	Traveling	:	This expense increased because our directors and managers participated more conferences held in different cities in the PRC.
5.	Office supplies	:	This expense increased because of expansion of our business leading to use of more office consumables.

Selling and Distribution Expenses

Selling and distribution expenses increased by $224,328 from $152,853 for the six months ended June 30, 2005 to $377,181 for the six months ended June 30, 2006 and by $115,709 from $77,653 for the three months ended June 30, 2005 to $193,362 for the three months ended June 30, 2006, The increase in our selling and distribution expenses was mainly due to increase in exhibitions and advertising expenses for our marketing and promotion activities during the first half of 2006. During the second quarter of 2006, we also incurred rental expenses for the lease of 100 kiosks in which our downloading terminals were installed.

Liquidity and Capital Resources

Cash

Our cash balance amounted to $9,059,813 as of June 30, 2006, which was increased by $3,098,901 as compared to $5,960,912 as of June 30, 2005. The increase was principally attributable to the cash generated from our profitable operation.

For the six months ended June 30, 2006, our cash provided by operating activities amounted to $1,415,116 as compared to $1,210,872 for the six months ended June 30, 2005. The increase was mainly because we are able to increase the revenue and control the costs.

Working Capital

As of June 30, 2006, we had cash and cash equivalents of $9,059,813, other current assets of $398,709 and current liabilities of $1,854,808. We believe we have sufficient cash to continue our current business. However, additional funds from sources other than operating activities have to be obtained if we wish to grow our business. We estimate that the upgrading of our existing technological platforms such as our MIESP so as to allow our customers easy, immediate and affordable access to our products together with subsequent development and marketing expenses will cost us approximately $12,000,000. We plan to finance this capital expenditure through the issuance of debt or equity securities.

Critical Accounting Policies

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The Company's financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. See note 2 to the Company's consolidated financial statements, "Summary of Significant Accounting Policies". Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the following reflect the more critical accounting policies that currently affect the Company's financial condition and results of operations:

Accounts receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on managements’ assessment of the credit history with the customer and current relationships with them.

Long-lived Assets

The Company accounts for long-lived assets under the Statements of Financial Accounting Standards Nos. 142 and 144 “Accounting for Goodwill and Other Intangible Assets” and “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS No. 142 and 144”). In accordance with SFAS No. 142 and 144, long-lived assets, goodwill and certain identifiable intangible assets held and used by the Company are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, when undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. The Company believes that no impairment of property and equipment exist at December 31, 2005.

Revenue recognition

The Company recognizes revenue from the sale of hardware and wireless entertainment applications.

Revenue is recognized from the sale of hardware at the time title to the products transfers. The amount is fixed and determinable, evidence of an agreement exists, and the customer bears the risk of loss. Revenue is recorded net of estimated provisions for returns, rebates and sales allowances.

Revenue from wireless entertainment applications download fees is based on a single fee per downloaded application or bundle of applications. Download fees are assessed on a per download basis for each game or bundle of games downloaded to a consumer’s mobile phone. Ring-tones and other features operate on the same basis. Revenue is recognized by delivery and acceptance of an application download to the end user. The Company reports to the owners of the downloading terminals the product and dollar amount of revenue earned and remits the agreed upon price for each download to the terminal owners. The Company records its revenue net of downloading terminals’ owners fees.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is provided on a straight-line basis, less estimated residual value over the asset’s estimated useful lives.

Income taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Off-Balance Sheet arrangements

The Company has not engaged in any off-balance sheet transactions since its inception.

MARKET INFORMATION

Our common stock is quoted on the Pink Sheets system under the symbol "AGMB" Prices reported below represent prices between dealers, do not include markups, markdowns or commissions and do not necessarily represent actual transactions. The market for our shares has been sporadic and at times very limited.

For the periods indicated, the following table sets forth the high and low bid quotations per share of our common stock.
	High	Low

Fiscal 2004
First Quarter	$0.05	$0.001
Second Quarter	$0.125	$0.001
Third Quarter	$0.125	$0.08
Fourth Quarter	$0. 09	$0.05

Fiscal 2005
First Quarter	$0.10	$0.05
Second Quarter	$0.07	$0.015
Third Quarter	$0.015	$0.01
Fourth Quarter	$0.02	$0.01

Fiscal 2006
First Quarter	$0.80	$0.45
Second Quarter	$1.03	$0.52
July	$0.92	$0.70
August	$1.15	$0.90

On August 31, 2006, the closing bid price of our common stock was $1.15.

As of August 31, 2006 there were approximately 1,572 record shareholders of common stock. We have not paid any cash dividends on shares of our common stock, and we currently plan to retain further earnings to fund the development and growth of our business.

DIVIDEND POLICY

We have not declared or paid any cash dividends to date, and we do not intend to declare any cash dividends on the shares of our common stock in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on shares of our common stock will be solely at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions in future financing agreements, if any, and other business and financial considerations our board of directors may deem relevant.

DESCRIPTION OF PROPERTIES

We carry out our, mobile value-added and other services as well as our administrative operations in China and U.S. The majority of our operations are in China, where we have offices in Xi’an City, Shaanxi Province, PRC. We believe that our existing facilities are adequate to meet our current requirements, and that future growth can be accommodated by leasing additional or alternative space.

ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered hereby. This prospectus constitutes the prospectus of Along Mobile Technologies, Inc., filed as part of the registration statement, and it does not contain all of the information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to our company and this offering, we refer you to the registration statement and exhibits filed as part of it. You may inspect the registration statement, including the exhibits thereto, without charge at the Public Reference Room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain copies of all or any portion of the registration statement from the Public Reference Room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. You may also access such material electronically by means of the Commissions home page on the Internet at http://www.sec.gov. Descriptions contained in this prospectus as to the contents of a contract or other document filed as an exhibit to the registration statement are not necessarily complete and each such description is qualified by reference to such contract or document.

ALONG MOBILE TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

CONTENTS

PAGE F-1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PAGE F-2	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

PAGE F-3	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

PAGE F-4	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

PAGE F-5	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

PAGES F-6-17	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004

Jimmy C.H. Cheung & Co Certified Public Accountants (A member of Kreston International)	Registered with the Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Along Mobile Technologies, Inc.
(Formerly International Synergy Holding Company, Ltd.) and Subsidiaries

We have audited the accompanying balance sheets of Along Mobile Technologies, Inc. (formerly International Synergy Holding Company, Ltd.) and subsidiaries as of December 31, 2005 (consolidated) and 2004 and the related statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2005 (consolidated) and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Along Mobile Technologies, Inc. (formerly International Synergy Holding Company, Ltd.) and subsidiaries, as of December 31, 2005 (consolidated) and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 (consolidated) and 2004, in conformity with accounting principles generally accepted in the United States of America.

JIMMY C.H. CHEUNG & CO
Certified Public Accountants

Hong Kong

Date: June 26, 2006

Tel: (852) 25295500 Fax: (852) 28651067 Email: jchc@krestoninternational.com.hk
Website: http://www.jimmycheungco.com

ALONG MOBILE TECHNOLOGIES, INC.
(formerly INTERNATIONAL SYNERGY HOLDING COMPANY, LTD.)
BALANCE SHEETS

	Consolidated
	December 31, 2005	December 31, 2004
ASSETS
Current Assets
Cash and Cash Equivalents	$6,476,651	$4,025,402
Accounts Receivable, net	147,899	136,213
Inventories	54,505	307,888
Note Receivable	1,237,624	724,638
Other Receivables	14,177	4,873

Total Current Assets	7,930,856	5,199,014

Property and Equipment, net	1,866,865	1,897,307

Other Assets
Intangible Assets, net	925,925	1,046,698

Total Assets	$10,723,646	$8,143,019

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable	$10,377	$12,630
Other Payables and Accrued Liabilities	533,961	268,994
Value Added Tax Payable	633,342	350,646
Other Taxes Payable	44,123	24,339
Accrued Dividends Payable	309,406	301,932

Total Liabilities	1,531,209	958,541
Stockholders' Equity
Common Stock ($0.001 par value, 200,000,000 shares authorized, 70,000,000 shares issued and outstanding as of December 31, 2005; 56,911,443 shares issued and outstanding as of December 31, 2004)	70,000	56,911
Additional Paid-in Capital	7,409,685	6,217,566
Retained Earnings
Unappropriated	1,188,360	808,846
Appropriated	547,895	250,620
Accumulated Other Comprehensive Loss	(23,503)	(149,465)

Total Stockholders' Equity	9,192,437	7,184,478

Total Liabilities and Stockholders' Equity	$10,723,646	$8,143,019

ALONG MOBILE TECHNOLOGIES, INC.
(formerly INTERNATIONAL SYNERGY HOLDING COMPANY, LTD.)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2005 Consolidated	2004
Income
Sales	$4,515,395	$3,844,457

Cost of Sales	(1,479,580)	(1,726,871)

Gross Profit	3,035,815	2,117,586

Operating Expenses
Selling and Distribution	453,673	387,318
General and Administrative	534,530	410,899
Professional Fees	130,000	33,750
Consultancy Fees	1,173,000	-
Depreciation	85,929	81,304

Total Expenses	2,377,132	913,271

Income from Operations	658,683	1,204,315

Other Income:
Interest Income	18,106	61,831

Income before Provision for Income Taxes	676,789	1,266,146

Provision for Income Taxes	-	-

Net Income	676,789	1,266,146

Other Comprehensive Income
Currency Translation	125,962	-

Comprehensive Income	$802,751	$1,266,146

Basic and Diluted
Earning per Share	$0.012	$0.022
Weighted Average
Number of Shares	58,060,882	56,911,443

ALONG MOBILE TECHNOLOGIES, INC.
(formerly INTERNATIONAL SYNERGY HOLDING COMPANY, LTD.)

STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2005 (consolidated) and 2004

	Common Stock		Additional	Unappropriated	Appropriated	Accumulated other
	No. of		paid-in	retained	retained	comprehensive
	shares	Amount	capital	earnings	earnings	loss	Total

Balance at January 1, 2004	56,911,443	$56,911	$6,203,979	$38,985	$56,267	$(149,465)	$6,206,677

Net income for the year		-	-	1,266,146	-	-	1,266,146

Accrued dividends of Rmb 2,500,000		-	-	(301,932)	-	-	(301,932)

In-kind contribution		-	13,587	-	-	-	13,587

Transfer from retained earning to statutory and staff welfare
Reserves		-	-	(194,353)	194,353	-	-

Balance at December 31, 2004	56,911,443	56,911	6,217,566	808,846	250,620	(149,465)	7,184,478

Contribution by a stockholder		-	1,281	-	-	-	1,281

Stock issued in recapitalization	6,188,557	6,189	(6,189)	-	-	-	-

Issuance of common stock for services	6,900,000	6,900	1,166,100				1,173,000

Net income for the year		-	-	676,789	-	-	676,789

Comprehensive income		-	-	-	-	125,962	125,962

In-kind contribution		-	30,927	-	-	-	30,927

Transfer from retained earning to statutory and staff welfare
Reserves		-	-	(297,275)	297,275	-	-

Balance at December 31, 2005 (consolidated)	70,000,000	$70,000	$7,409,685	$1,188,360	$547,895	$(23,503)	$9,192,437

ALONG MOBILE TECHNOLOGIES, INC.
(formerly INTERNATIONAL SYNERGY HOLDING COMPANY, LTD.)
STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005 Consolidated	2004
Operating Activities
Net Income	$676,789	$1,266,146
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities
In-kind contribution	30,927	13,587
Amortization on intangible assets	120,773	120,773
Depreciation on property and equipment	85,929	81,304
Issuance of common stock for services	1,173,000	-
Changes in Operating Assets and Liabilities
Increase in Accounts Receivable	(11,686)	(67,646)
Decrease/(Increase) in Inventories	253,383	(218,972)
(Increase)/Decrease in Other Receivables	(9,304)	9,662
(Decrease)/Increase in Accounts Payable	(2,253)	7,488
Increase in Other Payables and Accrued Liabilities	264,967	145,237
Increase in Value Added Tax Payable	282,696	230,667
Increase in Other Taxes Payable	19,784	16,070
Increase in Accrued Dividends Payable	7,474	-

Net Cash Provided by Operating Activities	2,892,479	1,604,316

Investment Activities
Increase in Note Receivable	(512,986)	(724,638)
Purchase of Equipment	(55,487)	-

Net Cash Used by Investment Activities	(568,473)	(724,638)

Financing Activities
Contribution by a stockholder	1,281	-

Net Cash Provided by Financing Activities	1,281	-
Effect of Exchange Rates on cash	125,962	-

Net Increase in Cash and Cash Equivalents	2,451,249	879,678

Cash and Cash Equivalent, Beginning of Year	4,025,402	3,145,724

Cash and Cash Equivalent, End of Year	$6,476,651	$4,025,402

Supplemental Information of Cash Flow Information:
Interest Paid	$-	$-
Income Taxes Paid	$-	$-

Supplemental Information of Non-Cash Investing and Financing Activities:
During December 2005, the Company issued 56,911,443 shares of restricted common stock for 100%
of the share capital of Main Glory and 6,900,000 shares of restricted common stock to a third party consultant.

The accompanying notes are an integral part of these statements

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

Along Mobile Technologies, Inc. (“AMT”), formerly International Synergy Holding Company, Ltd., was originally organized in the State of Utah in 1976 as Merit Diversified International, Inc. and subsequently reincorporated in the State of Nevada on August 9, 1994. Since its inception AMT has made several attempts to acquire and operate various businesses and has gone through several reorganizations and name changes since inception.

On January 11, 2002 AMT acquired 100% of the outstanding stock of AppleJuice Productions, Inc. (“AppleJuice”), a Michigan corporation founded on November 18, 1987. It was acquired for its name and connections in the entertainment industry to complement the intangible assets owned by the Company. On November 28, 2005, the Directors of AMT resolved to spin-off one hundred percent of the common stock of AppleJuice to the Company’s stockholders on the basis of one share of common stock of the subsidiary for every one share of common stock of the Company held of record on November 27, 2005.

Main Glory Holdings Limited (“Main Glory”) was incorporated in Hong Kong on July 13, 2005 as an investment holding company.

Shaanxi Jialong Hi-Tech Incorporated Company (“Jialong”) was incorporated as a joint stock company in the People’s Republic of China (“PRC”) on December 28, 2000 with its principal place of business in Xian, Shaanxi Province, PRC.

Jialong is a mobile high technology corporation in the PRC. It is principally engaged in producing and selling wireless entertainment applications including ring-tones, games, images and e-books services for mobile devices through its unique downloading terminals. Jialong is also engaged in the research, development and sale of hardware including routers, firewalls, downloading terminals, PMP, MP3 and MP4.

On November 23, 2005, the stockholders of Jialong entered into a definitive agreement with Main Glory in which they exchanged 100% of their ownership of Jialong for 100% of ownership in Main Glory. As both companies are under common management, the exchange of shares has been accounted for as a reorganization of entities and the financial statements have been prepared as if the reorganization had occurred retroactively.

On December 1, 2005 the Company changed its name from International Synergy Holding Company, Ltd. to Along Mobile Technologies, Inc. and acquired all the issued and outstanding shares of Main Glory by issuing 56,911,443 shares of common stock of the Company to the shareholders of Main Glory and 6,900,000 shares of common stock of the Company to a third party consultant under an Exchange Agreement.

The merger of AMT and Main Glory was treated for accounting purposes as a capital transaction and recapitalization by Main Glory (“the accounting acquirer”) and re-organization by AMT (“the accounting acquiree”). The financial statements have been prepared as if the reorganization had occurred retroactively.

Accordingly, the financial statements include the following:

(1)	The balance sheet consists of the net assets of the acquirer at historical cost and the net assets of the acquiree at historical cost.

(2)	The statement of operations includes the operations of the acquirer for the periods presented and the operations of the acquiree from the date of the merger.

AMT, Main Glory and Jialong are hereafter referred to as (“the Company”).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Accounting Basis

The statements were prepared under generally accepted accounting principles of the United States of America and consistently applied. The Company has changed its fiscal year end from August 31 to December 31. These statements reflect that change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying 2005 consolidated financial statements reflect the reverse acquisition and consolidate the financial statements of AMT (from acquisition), Main Glory and its 100% owned subsidiary Jialong.

The accompanying 2004 financial statement reflect the financial statements of Jialong only.

All significant inter-company balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For purpose of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits with a bank with a maturity of less than 3 months.

Accounts Receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on managements’ assessment of the credit history with the customer and current relationships with them.

Accounts Receivable at December 31, 2005 and 2004 consisted of the following:

	Consolidated
	2005	2004

Accounts Receivable	$147,899	$136,213
Less: Allowance for Doubtful Accounts	-	-

Accounts Receivable, Net	$147,899	$136,213

For the years ended December 31, 2005 and 2004, the Company considered all accounts receivable collectable and has not recorded a provision for doubtful accounts.

Inventories

Inventories consisting of purchased finished goods are stated at the lower of cost or market value, cost being determined on weighted average method. The Company provides for inventory allowances based on excess and obsolete inventories determined principally by customer demand. Inventories at December 31, 2005 and 2004 consisted of the following:
	Consolidated
	2005	2004

Hardware Products	$54,505	$307,888
Less: Provision of Obsolescence	-	-

Inventories, Net	$54,505	$307,888

For the years ended December 31, 2005 and 2004, the Company did not have any obsolete inventories.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is provided on a straight-line basis, less estimated residual value over the asset’s estimated useful lives of 25 years for buildings and 5 years for furniture and equipment. Following is a summary of property and equipment at December 31, 2005 and 2004:

Property and equipment consisted of the following:
	Consolidated
	2005	2004

Buildings	$2,053,140	$2,053,140
Furniture and Equipment	55,487	-
Less: Accumulated Depreciation	(241,762)	(155,833)

Property and Equipment, Net	$1,866,865	$1,897,307

Depreciation expenses for the years ended December 31, 2005 and 2004 were $85,929 and $81,304 respectively.

Long-lived Assets

The Company accounts for long-lived assets under the Statements of Financial Accounting Standards Nos. 142 and 144 “Accounting for Goodwill and Other Intangible Assets” and “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS No. 142 and 144”). In accordance with SFAS No. 142 and 144, long-lived assets, goodwill and certain identifiable intangible assets held and used by the Company are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, when undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. The Company believes that no impairment of property and equipment exist at December 31, 2005.

Intangible assets at December 31, 2005 and 2004 consisted of the following:

	Consolidated
	2005	2004

Patent Rights	$1,207,729	$1,207,729
Less: Accumulated Amortization	(281,804)	(161,031)

Patent Rights, Net	$925,925	$1,046,698

The Company acquired $1,207,729 in patent rights for downloadable games from a third party in 2003.

Intangible assets are stated at cost and are amortized on a straight-line basis over 10 years from the date of acquisition. Amortization expenses for the years ended December 31, 2005 and 2004 were $120,773 and $120,773 respectively.

The Directors consider no impairment loss on the fair value of the intangible assets for the years ended December 31, 2005 and 2004 as the future cash flow of related products are sufficient to cover the fair value of intangible assets.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. Cash, receivables, payables and accrued liabilities are reflected in the financial statements at fair value because of the short-term maturity of the instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash and cash equivalents, accounts receivable (trade and others), accounts payable (trade and related party) and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The Company places its cash and cash equivalents with what it believes to be high credit quality financial institutions. The Company has a diversified customer base, most of which are in the PRC. The Company controls credit risk related to accounts receivable through credit approvals, credit limit and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

The Company’s major operation is in the PRC, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the United States dollars (“US$”) and the Chinese Renminbi (“RMB”). On July 21, 2005, the PRC government let the RMB fluctuate ending its decade-old valuation peg to the US$. The new RMB rate reflects an approximately 2% increase in value against the US$. Historically, the PRC government has benchmarked the RMB exchange ratio against the US$, thereby mitigating the associated foreign currency exchange rate fluctuation risk. The Company does not believe that its foreign currency exchange rate fluctuation risk is significant, especially if the PRC government continues to benchmark the RMB against the US$.

Foreign Currency Translation

AMT, Main Glory and Jialong maintain their accounting records in their functional currencies of US$, US$ and RMB respectively.

Foreign currency transactions during the year are translated to the functional currency at the approximate rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the approximate rates of exchange at that date. No-monetary assets and liabilities are translated at the rates of exchange prevailing at the time the asset or liability was acquired. Exchange gains or losses are recorded in the statements of operations.

The financial statements of Jialong (whose functional currency is RMB) are translated into US$ using the closing rate method. The balance sheet items are translated into US$ using the exchange rates at the respective balance sheet dates. The capital and various reserves are translated at historical exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year. All exchange differences are recorded within equity.

The translation gain recorded for the years ended December 31, 2005 and 2004 was $125,962 and $0 respectively.

Revenue Recognition

The Company recognizes revenue from the sale of hardware and wireless entertainment applications.

Revenue is recognized from the sale of hardware at the time title to the products transfers. The amount is fixed and determinable, evidence of an agreement exists, and the customer bears the risk of loss. Revenue is recorded net of estimated provisions for returns, rebates and sales allowances.

Revenue from wireless entertainment applications download fees is based on a single fee per downloaded application or bundle of applications. Download fees are assessed on a per download basis for each game or bundle of games downloaded to a consumer’s mobile phone. Ring-tones and other features operate on the same basis. Revenue is recognized by delivery and acceptance of an application download to the end user. The Company reports to the owners of the downloading terminals the product and dollar amount of revenue earned and remits the agreed upon price for each download to the terminal owners. The Company records its revenue net of downloading terminals’ owners’ fees.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses totaled $157,290 and $160,969 for the years ended December 31, 2005 and 2004 respectively.

Research and Development

Research and development costs related to both present and future products are expensed as incurred. Total expenditures on research and development charged to general and administrative expenses and cost of sales for the years ended December 31, 2005 and 2004 were $538,373 and $661,797 respectively.

Income Taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the average number of common shares outstanding during the period. Diluted earnings per share takes into consideration the potentially dilutive effect of common stock equivalents, such as outstanding stock options and warrants, which if exercised or converted into common stock would then share in the earnings of the Company.

The Company has no outstanding option, warrants or other potential dilutive instruments for 2005 and 2004.

Comprehensive Income

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported as other comprehensive income in the statements of operations and shareholders’ equity.

The translation gain recorded for the years ended December 31, 2005 and 2004 was $125,962 and $0 respectively.

NOTE 3. NOTE RECEIVABLE

Note Receivable at December 31, 2005 and 2004 consisted of the following:
	Consolidated
	2005	2004
Loan advanced to a third party, 10% interest, Non-secured, due on February 20, 2005	-	$724,638
Loan advanced to a third party, 9.6% interest, Non-secured, due on November 30, 2006 (see note 14)	1,237,624	-

Total Note Receivable	$1,237,624	$724,638

Interest income received for the years ended December 31, 2005 and 2004 were $15,940 and $60,386 respectively.

NOTE 4. OTHER RECEIVABLES

Other Receivables at December 31, 2005 and 2004 consisted of the following:
	Consolidated
	2005	2004

Advances to Staff	$4,276	$4,873
Interest Receivable	9,901	-

Total Other Receivables	$14,177	$4,873

NOTE 5. OTHER PAYABLES AND ACCRUED LIABILITIES

Other Payables and Accrued Liabilities at December 31, 2005 and 2004 consisted of the following:

	Consolidated
	2005	2004

Other Payables	$81,040	$34,870
Accrued Statutory Staff Welfare and Salaries	302,802	166,624
Accrued Liabilities	150,119	67,500

Total Other Payables and Accrued Liabilities	$533,961	$268,994

NOTE 6. PROVISION FOR INCOME TAXES

AMT was incorporated in the United States and has incurred net operating loss as for income tax purposes for 2005.

AMT has net operating loss carry forwards for income taxes amounting to approximately $1,257,500 as of December 31, 2005 which may be available to reduce future years’ taxable income. These carry forwards, will expire, if not utilized, through 2025. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s limited operating history and continuing losses. Accordingly, a full, deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded. The valuation allowance at December 31, 2005 was $427,550. The net change in the valuation allowance for 2005 was an increase of $427,550.

The federal statutory tax rate reconciled to the effective tax rate during 2005 is as follows:
Tax at U.S. statutory rate	34%
Foreign taxes	0%
State tax rate, net of federal benefits	0%

Change in valuation allowance	(34%)

Effective tax rate	0%

Main Glory was incorporated in Hong Kong and is subject to Hong Kong profits tax. No provision for Hong Kong profits tax has been made as Main Glory has no operations since its incorporation.

Jialong was incorporated in the PRC and is subject to PRC income tax which is computed according to the relevant laws and regulations in the PRC. Jialong being registered as a software and hardware enterprise is entitled to an income tax exemption in the first two years after it becomes profitable for two years, being from 2003 and 2004 and a 50% income tax reduction for the following three years, being 2005 to 2007.

On Feb 20, 2006 Jialong became a wholly owned foreign enterprise under a reorganization plan and Taxation Bureau of Xian City further approved the income tax exemption. The new arrangement of exemption beginning in the first two years after it becomes profitable from two years, being the year commencing on January 1, 2005 to December 31, 2006 and a 50% income tax reduction for the following three years, being 2007 to 2009.

NOTE 7. MERGER AND REORGANIZATION

Pursuant to an Exchange Agreement that closed on December 1, 2005, AMT exchanged 63,811,443 shares of common stock for all of the issued and outstanding shares of Main Glory. The acquisition of Main Glory by the Company was accounted for as a stock exchange reverse merger. AMT is the surviving legal entity with Main Glory and its wholly owned subsidiary Jialong as the historical consolidated accounting company whose financial statements are provided for reporting purposes.

AMT had 6,188,557 shares of issued and outstanding common stock prior to the merger and then issued 56,911,443 shares in exchange for all of the issued and outstanding shares of Main Glory and issued 6,900,000 shares to a third party consultant. As of December 31, 2005 the Company had 70,000,000 shares of issued and outstanding common stock.

Following is the balance sheet of AMT at the date of merger:
Assets:
Equipment	$-
Investment Assets	-

Total Assets	$-

Liabilities and Stockholders’ Equity
Liabilities
Common Stock	$6,189
Additional Paid in Capital	5,143,766
Retained Earnings	(5,149,955)
Total Liabilities and
Stockholders’ Equity	$-

NOTE 8. STOCKHOLDERS’ EQUITY

Common Stock

During November 2005, the stockholders approved and on December 12, 2005 the Company increased its authorized capital from 50,000,000 shares of common stock of Nil par value to 200,000,000 shares of common stock with a par value of $0.001 per shares. The changes in authorized shares and par value have been retroactively applied to these statements and the accompanying notes.

On December 1, 2005 the Company issued 56,911,443 shares of common stock in exchange for all of the issued and outstanding shares of Main Glory

On December 1, 2005 the Company also issued 6,900,000 shares of common stock to a third party consultant having a fair value of $1,173,000. The Company recognized consultancy fees of $1,173,000 as of December 31, 2005.

In-kind Contribution

During 2005 and 2004, the Company recorded $30,927 and $13,587 respectively as contributed capital by a stockholder for the usage of office equipment and office spaces occupied.

Appropriated Retained Earnings

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on the after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (“the PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of the after tax net income determined in accordance with the PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

During 2005 and 2004, the Company appropriated $297,275 and $194,353 respectively to the statutory surplus and statutory public reserve funds based on its net income under PRC GAAP.

Dividends

 On January 25, 2005 the Board of Directors declared an annual dividend payable for the year ended December 31, 2004 in the amount of $309,406 to stockholders of record on December 31, 2004.

NOTE 9. SEGMENTS

The Company operates in two reportable segments, Wireless Entertainment Applications and Hardware. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income from operations. As a result, the components of operating income for one segment may not be comparable to another segment. The following is a summary of the Company’s segment information for the years ended December 31, 2005 and 2004:
	Wireless Entertainment Applications	Hardware	Total
2005
Revenues	$3,207,397	$1,307,998	$4,515,395
Gross Profit	2,598,904	436,911	3,035,815
Total Assets	5,192,989	5,530,657	10,723,646
Additions to Long-lived Assets	55,487	-	55,487
Intangible Assets	925,925	-	925,925
Depreciation on Fixed Assets	85,929	-	85,929
Amortization on Intangible Assets	120,773	-	120,773

2004
Revenues	$1,973,258	$1,871,199	$3,844,457
Gross Profit	1,206,760	910,826	2,117,586
Total Assets	3,506,874	4,636,145	8,143,019
Additions to Long-lived Assets	-	-	-
Intangible Assets	1,046,698	-	1,046,698
Depreciation on Fixed Assets	81,304	-	81,304
Amortization on Intangible Assets	120,773	-	120,773

NOTE 10. COMMITMENTS AND CONTINGENCIES

Employee benefits

The full time employees of the Company are entitled to employee benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a Chinese government mandated multi-employer defined contribution plan. The Company is required to accrue for those benefits based on certain percentages of the employees’ salaries and make contributions to the plans out of the amounts accrued for medical and pension benefits. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

NOTE 11. RELATED PARTY TRANSACTIONS

The Company used certain office equipment and occupied spaces rented by a stockholder of the Company totaling a fair value of approximately $30,927 and $13,587 during 2005 and 2004 respectively.

During 2005, a stockholder contributed to the capital of the Company totaling $1,281.

NOTE 12. CONCENTRATIONS AND RISKS

During 2005 and 2004, 100% of the Company’s assets were located in China and 100% of the Company’s revenues were derived from companies and customers located in China.

The Company relied on two suppliers for approximately $370,463 and $178,675, respectively representing in aggregate 92% of purchases for the year ended December 31, 2005, and four suppliers for approximately $419,928, $319,807, $194,444 and $114,734, respectively representing in aggregate 91% of purchases for the year ended December 31, 2004. At December 31, 2005 and 2004, accounts payable to those suppliers totaled $0 and $10,481 respectively.

NOTE 13. THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards and their effect on the Company.

Statement No. 123R
Share-Based Payment (a revision to SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), and superseding APB Opinion No. 25 “Accounting for Stock Issued to Employees” and its related implementation guidance.) (Issued 12/04)

This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including obtaining employee services in share-based payment transactions. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Adoption of the provisions of SFAS 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

Statement No. 151	Inventory Costs-an amendment of ARB No. 43, Chapter 4 (Issued 11/04)

This Statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “…under some circumstances, items such as idle facility expense, excessive spoilage, double freight and re-handling costs may be so abnormal as to require treatment as current period charges….” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

Statement No. 152	Accounting for Real Estatae Time-Sharing Transactions (an amendment of FASB Statements No. 66 and 67) (Issued 12/04)

This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions.

This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, states that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.

Statement No. 153	Exchanges of Non-monetary Assets (an amendment of APB Opinion No. 29) (Issued 12/04)

The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, includes certain exceptions to the principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assts and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

Statement No. 154	Accounting Changes and Error Corrections (a replacement of APB Opinion No. 20 and FASB Statement No. 3) (Issued 05/05)

This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

Statement No. 155	Accounting for Certain Hybrid Financial Instruments (Issued 02/06)

This Statement amends SFAS No. 133 “Accounting for Derivatives Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS 140”). This Statement amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instruments.

The adoption of these new Statements is not expected to have a material effect on the Company’s current financial position, results or operations, or cash flows.

NOTE 14. SUBSEQUENT EVENTS

On February 20, 2006, Jialong became a wholly owned foreign enterprise under a reorganization plan and Taxation Bureau of Xian City further approved the income tax exemption. The new arrangement of exemption beginning in the first two years after it becomes profitable from two years, being the year commencing on January 1, 2005 to December 31, 2006 and a 50% income tax reduction for the following three years, being 2007 to 2009.

On March 3, 2006, the Note Receivable was fully repaid.

ALONG MOBILE TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF
JUNE 30, 2006 AND 2005

CONTENTS

PAGE F-18	UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2006 AND 2005

PAGE F-19	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE QUARTERS ENDED JUNE 30, 2006 AND 2005

PAGE F-20	UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE QUARTERS ENDED JUNE 30, 2006 AND 2005

PAGES F-21-25	NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND 2005

ALONG MOBILE TECHNOLOGIES, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

June 30,
ASSETS	2006
Current Assets
Cash and Cash Equivalents	$9,059,813
Inventories, net	35,641
Other Receivables	363,068
Total Current Assets	9,458,522

Property and Equipment, net	2,019,092

Other Assets
Intangible Assets	895,833
Total Assets	$12,373,447

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable	$10,481
Other Payables and Accrued Liabilities	940,701
Value Added Tax Payable	536,099
Construction Tax Payable	55,027
Accrued Dividends Payable	312,500
Total Current Liabilities	1,854,808

Stockholders' Equity
Common Stock ($0.001 par value, 200,000,000 shares authorized, 70,000,000 shares issued and outstanding as of June 30, 2006)	70,000
Additional Paid-in Capital	7,418,123
Retained Earnings
Unappropriated	2,344,628
Appropriated	547,895
Accumulated Other Comprehensive Income	137,993
Total Stockholders' Equity	10,518,639

Total Liabilities and Stockholders' Equity	$12,373,447

The accompanying notes are an integral part of these financial statements

ALONG MOBILE TECHNOLOGIES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
OPERATIONS AND COMPREHENSIVE INCOME

	Three Months Ended June 30,		Six Months Ended June 30,
	2006		2006
	(Consolidated)	2005	(Consolidated)	2005
Income
Sales	$1,144,327	$962,748	$2,440,486	$1,960,914

Cost of Sales	(181,984)	(392,319)	(391,747)	(789,612)

Gross Profit	962,343	570,429	2,048,739	1,171,302

Operating Expenses
Selling and Distribution	193,362	77,653	377,181	152,853
General and Administrative	284,875	128,234	466,678	237,130
Professional Fees	23,000	8,930	30,000	17,500
Depreciation	25,683	20,326	49,533	40,652
Total Expenses	526,920	235,143	923,392	448,135

Income from Operations	435,423	335,286	1,125,347	723,167

Other Income:
Interest Income	1,002	557	21,921	6,596
Rental income	9,000	-	9,000	-
Income before Provision for Income Taxes	445,425	335,843	1,156,268	729,763

Provision for Income Taxes	-	-	-	-

Net Income	445,425	335,843	1,156,268	729,763

Other Comprehensive Income
Currency Translation Gain	-	-	161,496	-

Comprehensive Income	$445,425	$335,843	$1,317,764	$729,763

Basic and Diluted
Earnings per Share	$0.006	$0.006	$0.017	$0.013

Weighted Average
Number of Shares	70,000,000	56,911,443	70,000,000	56,911,443

The accompanying notes are an integral part of these financial statements

ALONG MOBILE TECHNOLOGIES, INC.
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	Six months Ended June 30,
	2006
	(Consolidated)	2005
Operating Activities
Net income	$1,156,268	$729,763
Adjusted to Reconcile Net Income to Net Cash Provided By Operating Activities:
Allowance for Doubtful Accounts	62,614	-
In-kind Contribution	8,438	16,305
Amortization on Intangible Assets	62,500	60,386
Depreciation on Property and Equipment	49,533	40,652
Changes in Operating Assets and Liabilities
Decrease in Accounts Receivable	85,285	24,029
Decrease in Inventories	18,864	184,758
Increase in Other Receivables	(348,891)	(1,111)
Increase (Decrease) in Accounts Payable	104	(2,504)
Increase in Other Payables and Accrued Liabilities	406,740	32,681
(Decrease) Increase in Value Added Tax Payable	(97,243)	117,655
Increase in Other Tax Payable	10,904	8,258
Net Cash Provided By Operating Activities	1,415,116	1,210,872

Investing Activities
Decrease in Note Receivable	1,237,624	724,638
Purchase of Equipment	(137,500)	-
Net Cash Provided By Investing Activities	1,100,124	724,638

Effect of Exchange Rates on Cash	67,922	-

Net Increase in Cash and Cash Equivalents	2,583,162	1,935,510

Cash and Cash Equivalents, Beginning of Period	6,476,651	4,025,402

Cash and Cash Equivalents, End of Period	$9,059,813	$5,960,912

The accompanying notes are an integral part of these financial statements

ALONG MOBILE TECHNOLOGIES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2006 (Unaudited)

NOTE 1.    BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company’s consolidated financial position at June 30, 2006, the consolidated results of operations for the three and six months ended June 30, 2006 and 2005, and consolidated cash flows for the six months ended June 30, 2006 and 2005. The consolidated results for the three and six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2006. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended December 31, 2005 appearing in the Company’s annual report on Form 10-KT as filed with the Securities and Exchange Commission.

NOTE 2.    GENERAL ORGANIZATION AND BUSINESS

Along Mobile Technologies, Inc. (“AMT”), formerly International Synergy Holding Company, Ltd., was first organized in the State of Utah in 1976 as Merit Diversified International, Inc. and was subsequently reincorporated in the state of Nevada on August 9, 1994. Since its inception AMT made several attempts to acquire and operate various businesses and has gone through several reorganizations and name changes.

On January 11, 2002 AMT acquired 100% of the outstanding stock of AppleJuice Productions, Inc. (“AppleJuice”), a Michigan corporation founded in November 18, 1987. It was acquired for its name and connections in the entertainment industry to complement the intangible assets then owned by the Company. On November 28, 2005, the Directors of AMT resolved to spin-off one hundred percent of the common stock of AppleJuice to the Company’s stockholders on the basis of one share of common stock of the subsidiary for every one share of common stock of the Company held of record on November 27, 2005.

Main Glory Holdings Limited (“Main Glory”) was incorporated in Hong Kong on July 13, 2005 as an investment holding company.

Shaanxi Jialong Hi-Tech Incorporated Company (“Jialong”) was incorporated as a joint stock company in the People’s Republic of China (“PRC”) on December 28, 2000 with its principal place of business in Xian, Shaanxi Province, PRC.

Jialong is a mobile high technology corporation in the PRC. It is principally engaged in producing and selling wireless entertainment applications including ring-tone, games, images and e-books services for mobile devices through its unique downloading terminals. Jialong is also engaged in the research, development and sale of hardware including routers, firewalls, downloading terminals, PMP, MP3 and MP4.

On November 23, 2005, the stockholders of Jialong entered into a definitive agreement with Main Glory in which they exchanged 100% of their ownership of Jialong for 100% of ownership in Main Glory. As both companies are under common management, the exchange of shares has been accounted for as a reorganization of entities and the financial statements have been prepared as if the reorganization had occurred retroactively.

On December 1, 2005 the Company changed its name from International Synergy Holding Company, Ltd. to Along Mobile Technologies, Inc. and acquired all the issued and outstanding shares of Main Glory by issuing 56,911,443 shares of common stock of the Company to the shareholders of Main Glory and 6,900,000 shares of common stock of the Company to a third party consultant under an Exchange Agreement.

The merger of AMT and Main Glory was treated for accounting purposes as a capital transaction and recapitalization by Main Glory (“the accounting acquirer”) and re-organization by AMT (“the accounting acquiree”). The financial statements have been prepared as if the reorganization had occurred retroactively.

Accordingly, the financial statements include the following:

(1)	The balance sheet consists of the net assets of the acquirer at historical cost and the net assets of the acquiree at historical cost.

(2)	The statement of operations includes the operations of the acquirer for the periods presented and the operations of the acquiree from the date of the merger.

AMT, Main Glory and Jialong are hereafter referred to as (“the Company”)

NOTE 3.    PRINCIPLES OF CONSOLIDATION

The accompanying unaudited condensed consolidated financial statements as of June 30, 2006 reflect the reverse acquisition and consolidated financial statements of AMT, Main Glory and its 100% owned subsidiary Jialong.

The accompanying unaudited condensed financial statements as of June 30, 2005 reflect the financial statements of Jialong only.

All significant inter-company accounts and transactions have been eliminated in consolidation.

NOTE 4.    OTHER RECEIVABLES

Other receivables at June 30, 2006 (unaudited) consisted of the following:

Advances to Staff	$4,318
Rental Deposits Paid	358,750
363,068

NOTE 5.    OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities at June 30, 2006 (unaudited) consisted of the following:

Other Payables	$230,210
Accrued Statutory Staff Welfare and Salaries	312,741
Accrued Liabilities	39,000
Sublease Rental Deposits Received	358,750
$940,701

NOTE 6.    COMMITMENTS AND CONTINGENCIES

The Company occupies spaces of kiosks from a third party under an operating lease which expire on April 14, 2007 at a monthly rental of $15,000. Accordingly, for the six months ended June 30, 2006 and 2005, the Company recognized rental expense for these spaces in the amount of $18,700 and $0 respectively.

As of June 30, 2006, the Company has outstanding commitments with respect to non-cancelable operating leases of $161,300, which are all due in 2007.

In accordance with the lease agreement, the Company is required to pay a deposit of $437,500 for the lease of the kiosks. As of June 30, 2006, $358,750 was paid and the Company has yet to pay $78,750.

The Company also subleases part of the spaces of kiosks to a third party under an operating lease which expires on April 14, 2007 at a monthly rental $7,292. Accordingly, for the six months ended June 30, 2006 and 2005, the Company recognized rental income for these spaces in the amount of $9,000 and $0 respectively.

As of June 30, 2006, the Company has future minimum leases receipts of $78,500 in 2007.

In accordance with the sub-lease agreement, the lessee is required to pay a deposit of $437,500 for the sub-lease of the kiosks. As of June 30, 2006, $358,750 was received and the Company has yet to receive $78,750.

NOTE 7.    STOCKHOLDERS’ EQUITY

In-Kind Contribution

During the six months ended June 30, 2006 and 2005, the Company recorded $8,438 and $16,305 respectively as contributed capital by a stockholder for the usage of office equipment and office spaces occupied.

NOTE 8.    SEGMENTS

The Company operates in two reportable segments, Wireless Entertainment Applications and Hardware. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income from operations. As a result, the components of operating income for one segment may not be comparable to another segment. The following is a summary of the Company’s segment information for the six months ended June 30, 2006 and 2005:
	Wireless
	Entertainment
	Applications	Hardware	Total
For the six months ended June 30, 2006
Revenues	$2,319,970	$120,516	$2,440,486
Gross Profit	2,006,178	42,561	2,048,739
Total Assets	6,519,086	5,854,361	12,373,447
Additions to Long-lived Assets	137,500	-	137,500
Intangible Assets	895,833	-	895,833
Depreciation on Fixed Assets	49,533	-	49,533
Amortization on Intangible Assets	62,500	-	62,500

For the six months ended June 30, 2005
Revenues	$1,203,149	$757,765	$1,960,914
Gross Profit	905,541	265,761	1,171,302
Total Assets	4,043,571	5,001,606	9,045,177
Additions to Long-lived Assets	-	-	-
Intangible Assets	986,312	-	986,312
Depreciation on Fixed Assets	40,652	-	40,652
Amortization on Intangible Assets	60,386	-	60,386

NOTE 9.     RELATED PARTY TRANSACTIONS

The Company used certain office equipment and occupied spaces rented by a stockholder of the Company totaling $16,876 and $16,305 during the six months ended June 30, 2006 and 2005 respectively. The office equipment was used and the spaces were occupied by the Company free of payment during the three months ended March 31, 2006 and the rental expenses of $8,438 was recorded as contributed capital by a stockholder. The rental expenses for the three months ended June 30, 2006 was paid in cash to the stockholder.

NOTE 10.    CONCENTRATIONS AND RISKS

During the six months ended June 30, 2006 and 2005, 100% of the Company’s assets were located in China and 100% of the Company’s revenues were derived from companies and customers located in China.

The Company relied on three suppliers for approximately $29,500, $14,500 and $13,750 representing in aggregate 100% of purchases for the six months ended June 30, 2006, and two suppliers for approximately $87,399 and $176,014 respectively representing in aggregate 29% and 58% of purchases for the six months ended June 30, 2005. At June 30, 2006 and 2005, accounts payable to those suppliers totaled $2,134 and $0 respectively.

NOTE 11.    THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Statement No. 154 - Accounting Changes and Error Corrections (a replacement of APB Opinion No. 20 and FASB Statement No. 3) (Issued 05/05)

This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

Statement No. 155 - Accounting for Certain Hybrid Financial Instruments (Issued 02/06)

This Statement amends SFAS No. 133 “Accounting for Derivatives Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” (“SFAS 140”). This Statement amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instruments.

Statement No. 156 - Accounting for Servicing of Financial Assets (Issued 03/06)

This Statement amends FASB Statement No. 140 and requires that all separately recognized servicing rights be initially measured at fair value, if practicable. In addition, this statement permits an entity to choose between two measurement methods (amortization method or fair value measurement method) for each class of separately recognized servicing assets and liabilities. This new accounting standard is effective January 1, 2007.

The adoption of these new Statements is not expected to have a material effect on the Company’s current financial position, results or operations, or cash flows.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

As permitted by applicable law, our Bylaws provide that we will indemnify our officers, directors, employees, consultants and agents. This includes indemnification against attorneys' fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of our company. However, they will not be indemnified if they are adjudged to have acted with gross negligence, engaged in willful misconduct, knowingly violated the law, breached their duty of loyalty or received improper personal benefit. We will bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to our directors, officers and controlling persons (within the meaning of the Securities Exchange Act) pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

OTHER EXPENSES OF ISSUANCE OF DISTRIBUTION

Expenses payable in connection with the registration and distribution of the securities being registered hereunder, all of which will be borne by the Registrant, are as follows:
Registration Fee - Securities and Exchange Commission	$954.25
Printing and Engraving	$0
Legal Fees and Expenses (other than blue sky fees)	$20,000
Accountant Fees and Expenses	$5,000
Blue Sky Fees and Expenses	$0

Total Estimated Expenses	$25,954.25

*Estimated

RECENT SALES OF UNREGISTERED SECURITIES

None.

EXHIBITS

The following exhibits are included as part of this Registration Statement.
Exhibit No.	Description

3.1
Amended and Restatement of Articles of Incorporation of Along Mobile Technologies, Inc. (incorporated by reference to the Report on Form 8-K/A (Amendment No. 2), filed with the Commission on April 7, 2006)

3.2	Bylaws of Along Mobile Technologies, Inc. (incorporated by reference to the Registration Statement on Form SB-2 filed with the Commission on September 15, 2006)

5.1	Legal opinion and consent of F. Robbe International Attorneys at Law. (incorporated by reference to the Registration Statement on Form SB-2 filed September 15, 2006)

10.1
Exchange Agreement, dated as of November 28, 2005, between the International Synergy Holding Co. (N/K/A Along Mobile Technologies, Inc. and Main Glory Holdings Ltd. (incorporated by reference to the Report on Form 8-K, filed with the Commission on December 5, 2005).

16	Letter on Change in Certifying Accountant (incorporated by reference to the Report on Form 8-K, filed with the Commission on June 23, 2005).

21.1	Subsidiaries of the Registrant. (incorporated by reference to the Registration Statement on Form SB-2, filed with the Commission on September 15, 2006).

23.1	Consent of Jimmy C.H. Cheung & Co., Independent Registered Public Accounting Firm.

UNDERTAKINGS

The undersigned registrant undertakes that it will:

1. File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(a) Include any prospectus required by section 10(a)(3) of the Act;

(b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

(c) Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Act, treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of offering.

4. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

5. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

6. Each prospectus filed pursuant to Rule 424 (b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Xi’an City, Shaanxi Province, People's Republic of China, on the date specified below.

Dated: October 6, 2006

ALONG MOBILE TECHNOLOGIES, INC.

By:	/s/ Jianwei Li
Jianwei Li, President

POWER OF ATTORNEY

We, the undersigned directors and officers of Along Mobile Technologies, Inc., do hereby constitute and appoint Jianwei Li, acting individually, our true and lawful attorney and agent, to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us an d in our names in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) hereof; and we do hereby ratify and confirm all that the said attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jianwei Li	President	October 6, 2006
Jianwei Li	And Director

/s/ Zhen Wang	Chief Financial Officer	October 6, 2006
Zhen Wang	And Director

/s/ Xu Lin	Chief Accounting Officer	October 6, 2006
Xu Lin

/s/ Yeru Gao	Chief Operating Officer	October 6, 2006
Yeru Gao	And Director